Exhibit 99.1

2nd Quarter 2008 • Report to Shareholders •Three and six months ended April 30, 2008
TD Bank Financial Group Reports Second Quarter 2008 Results

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
•	Reported diluted earnings per share[1] were $1.12, compared with $1.20.
•	Adjusted diluted earnings per share[2] were $1.32, compared with $1.36.
•	Reported net income[1] was $852 million, compared with $879 million.
•	Adjusted net income[2] was $973 million, compared with $995 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2008, compared with the corresponding period a year ago:
•	Reported diluted earnings per share[1] were $2.44, compared with $2.46.
•	Adjusted diluted earnings per share[2] were $2.77, compared with $2.74.
•	Reported net income[1] was $1,822 million, compared with $1,800 million.
•	Adjusted net income[2] was $2,033 million, compared with $2,004 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported diluted earnings per share figures above include the following items of note:
•	Amortization of intangibles of $92 million after tax (12 cents per share), compared with $80 million after tax (11 cents per share) in the second quarter last year.
•
A gain of $1 million after tax due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses, compared with a gain of $7 million after tax (1 cent per share) in the same quarter last year.

•	Restructuring and integration charges of $30 million after tax (4 cents per share), relating to the acquisition of Commerce Bancorp, Inc. (Commerce) which closed on March 31, 2008.
•
The reported diluted earnings per share figures above do not include Commerce earnings for the month of April 2008 because there is a one month lag between fiscal quarter ends, while share issuance on close resulted in a one-time negative earnings impact of 4 cents per share.

All dollar amounts are expressed in Canadian currency unless otherwise noted.

1  Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
2  Reported and adjusted results referenced in this press release and Report to Shareholders are explained under the “How the Bank Reports” section.

TORONTO, May 28, 2008 - TD Bank Financial Group (TDBFG) today announced its financial results for the second quarter ended April 30, 2008. The quarter reflected solid earnings contributions from TD’s Canadian and U.S. Personal and Commercial Banking segments, while Wholesale Banking results were impacted by challenging financial market conditions.
“I would characterize our second quarter as slightly disappointing but quite acceptable in the context of what’s happening in the markets. Our retail businesses in both Canada and the U.S. – which produced more than 90% of our earnings – delivered very solid results this quarter. This shows that we’re competing well in a tougher operating environment,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 2

SECOND QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust posted solid earnings of $582 million in the second quarter, up 8% over the same period last year. The quarter was defined by good volume growth across all Canadian Personal and Commercial Banking operating businesses. Strength in core banking, real estate secured lending, and business banking and insurance, led earnings growth in the quarter.
“Our second quarter performance clearly demonstrated the strength and resilience of the TD Canada Trust franchise. We made further investments in our businesses by opening more new branches with longer hours, and adding more employees to deliver the great customer experience we’re known for,” said Clark.

Wealth Management
Wealth Management, including TDBFG’s equity share of TD Ameritrade, earned $182 million in the quarter. Within Canadian Wealth Management, discount brokerage was impacted by a lower trading commission strategy, while the full service broker business saw lower new issue activity and trading volumes due to weaker capital markets. As previously announced, TD Ameritrade contributed $67 million to Wealth Management’s earnings for the quarter.
“We continue to believe our diversified Wealth Management offering positions us well for future growth through a long-term focus on growing assets, building an advisor network, and increasing trading volumes. But the reality is, this quarter our Canadian Wealth Management business was affected by weaker market activity, and to a lesser extent, strategic pricing decisions we made last year which we believe will pay off in the future,” said Clark.

U.S. Personal and Commercial Banking
TD Banknorth earned $130 million in the second quarter. The business continued to see strength in commercial banking and solid overall asset quality.
“We’re very pleased with the performance of TD Banknorth, which delivered core earnings growth in a challenging environment and is building momentum on organic growth initiatives,” said Clark.
TDBFG completed the acquisition of Commerce during the quarter.  As previously announced, earnings from the Commerce operations will be included in TDBFG’s results beginning in the third quarter of 2008.
“The close of the Commerce deal is a major milestone for TD, and we’re incredibly excited about the progress we have already made on the integration. We’re feeling very positive about our U.S. Personal and Commercial Banking segment’s ability to grow organically and deliver value to our shareholders. That’s why last month we increased our 2008 earnings target for the segment from $700 million to at least $750 million, and reiterated our expectation for a minimum of $1.2 billion in earnings for 2009,” Clark said.

Wholesale Banking
Wholesale Banking produced earnings of $93 million for the second quarter. The segment’s results were impacted by the capital markets operating environment, resulting in lower trading revenue, a decline in origination fees and reduced security gains.
“Despite the near-term market challenges, TD Securities remains committed to our focus on delivering high-quality earnings without extending out the risk curve. While our Wholesale Banking strategy has helped us avoid the direct hits of significant asset writedowns, our second quarter clearly reflected we haven’t been able to outrun the collateral effects of the issues facing the financial services industry,” said Clark.

Conclusion
"At the halfway mark of the year, we remain confident that all of our businesses are well positioned to perform in a challenging environment and deliver on their longer term strategies,” said Clark. “And while we don’t expect to see earnings growth in 2008, we continue to believe TD will be a positive outlier in both Canada and the United States."

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 3

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others.  All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2008 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2008 for each of our business segments are set out in the 2007 Annual Report under the headings “Economic Outlook” and “Business Outlook and Focus for 2008”, as updated in the subsequently filed quarterly Reports to Shareholders. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2007 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 59 of the Bank’s 2007 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements as they may not be suitable for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the three and six months ended April 30, 2008, compared with the corresponding periods. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2007 Annual Report. This MD&A is dated May 27, 2008. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website www.td.com, as well as on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at www.sec.org (EDGAR filers section).

FINANCIAL HIGHLIGHTS
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars, except as noted)	2008	2008	2007	2008	2007
Results of operations
Total revenue	$3,388	$3,604	$3,544	$6,992	$7,049
Provision for credit losses	232	255	172	487	335
Non-interest expenses	2,206	2,228	2,297	4,434	4,518
Net income - reported[1]	852	970	879	1,822	1,800
Net income - adjusted[1]	973	1,060	995	2,033	2,004
Economic profit[2]	283	462	421	735	864
Return on common equity - reported	13.4%	18.0%	17.1%	15.4%	17.6%
Return on invested capital[2]	13.2%	16.6%	16.4%	14.6%	16.6%
Financial position
Total assets	$503,621	$435,153	$396,734	$503,621	$396,734
Total risk-weighted assets[3]	178,635	145,900	149,391	178,635	149,391
Total shareholders’ equity	30,595	22,940	21,775	30,595	21,775
Financial ratios - reported
Efficiency ratio	65.1%	61.8%	64.8%	63.4%	64.1%
Tier 1 capital to risk-weighted assets	9.1	10.9	9.8	9.1	9.8
Provision for credit losses as a % of net average loans	0.49	0.57	0.41	0.53	0.39
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.12	$1.34	$1.21	$2.46	$2.49
Diluted earnings	1.12	1.33	1.20	2.44	2.46
Dividends	0.59	0.57	0.53	1.16	1.01
Book value	36.70	30.69	29.66	36.70	29.66
Closing share price	66.11	68.01	67.80	66.11	67.80
Shares outstanding (millions)
Average basic	747.7	718.3	719.1	732.9	718.7
Average diluted	753.7	724.6	725.9	739.0	725.4
End of period	802.9	719.0	719.9	802.9	719.9
Market capitalization (billions of Canadian dollars)	$53.1	$48.9	$48.8	$53.1	$48.8
Dividend yield	3.5%	3.2%	2.8%	3.4%	2.8%
Dividend payout ratio	56.2%	42.6%	43.8%	49.0%	40.7%
Price to earnings multiple	12.1	12.3	14.8	12.1	14.8
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.33	$1.46	$1.37	$2.79	$2.77
Diluted earnings	1.32	1.45	1.36	2.77	2.74
Dividend payout ratio	49.2%	39.0%	38.7%	43.8%	36.5%
Price to earnings multiple	11.5	11.7	13.2	11.5	13.2
[1]	Reported and adjusted results are explained under the “How the Bank Reports” section, which includes a reconciliation between reported and adjusted results.
[2]	Economic profit and return on invested capital are non-GAAP financial measures and are explained under the “Economic Profit and Return on Invested Capital” section.
[3]
The Bank adopted the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II), issued by the Basel Committee on Banking Supervision for calculating risk-weighted assets (RWA) and regulatory capital starting November 1, 2007. Prior periods numbers are based on the Basel I Capital Accord (Basel I). For details, see the “Capital Position” section.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. The Bank serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, as well as the Bank’s global insurance operations (excluding the U.S.); Wealth Management, including TD Waterhouse Canada, TD Waterhouse U.K. and the Bank’s investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. The Bank had $504 billion in assets as at April 30, 2008. The Bank is headquartered in Toronto, Canada. The Bank’s common stock is listed on the Toronto Stock Exchange and the New York Stock Exchange under symbol: TD, as well as on the Tokyo Stock Exchange.

How the Bank Reports
The Bank’s financial results, as presented on pages 32 to 46 of this Report to Shareholders, have been prepared in accordance with GAAP. The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following tables provide a reconciliation between the Bank’s reported and adjusted results.

Operating Results - Reported
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Net interest income	$1,858	$1,788	$1,662	$3,646	$3,333
Other income	1,530	1,816	1,882	3,346	3,716
Total revenue	3,388	3,604	3,544	6,992	7,049
Provision for credit losses	(232)	(255)	(172)	(487)	(335)
Non-interest expenses	(2,206)	(2,228)	(2,297)	(4,434)	(4,518)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	950	1,121	1,075	2,071	2,196
Provision for income taxes	(160)	(235)	(234)	(395)	(452)
Non-controlling interests in subsidiaries, net of income taxes	(9)	(8)	(27)	(17)	(74)
Equity in net income of an associated company, net of income taxes	71	92	65	163	130
Net income - reported	852	970	879	1,822	1,800
Preferred dividends	(11)	(8)	(7)	(19)	(13)
Net income available to common shareholders - reported	$841	$962	$872	$1,803	$1,787

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 6

Reconciliation of Non-GAAP Financial Measures[1]
Adjusted Net Income to Reported Results
Operating results - adjusted	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Net interest income	$1,858	$1,788	$1,662	$3,646	$3,333
Other income[2]	1,529	1,791	1,871	3,320	3,713
Total revenue	3,387	3,579	3,533	6,966	7,046
Provision for credit losses[3]	(232)	(238)	(172)	(470)	(335)
Non-interest expenses[4]	(2,041)	(2,106)	(2,099)	(4,147)	(4,202)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,114	1,235	1,262	2,349	2,509
Provision for income taxes[5]	(220)	(275)	(298)	(495)	(562)
Non-controlling interests in subsidiaries, net of income taxes[6]	(9)	(8)	(46)	(17)	(97)
Equity in net income of an associated company, net of income taxes[7]	88	108	77	196	154
Net income - adjusted	973	1,060	995	2,033	2,004
Preferred dividends	(11)	(8)	(7)	(19)	(13)
Net income available to common shareholders - adjusted	962	1,052	988	2,014	1,991
Items of note affecting net income, net of income taxes:
Amortization of intangibles[8]	(92)	(75)	(80)	(167)	(163)
TD Banknorth restructuring, privatization and merger-related charges[9]	-	-	(43)	-	(43)
Restructuring and integration charges relating to the Commerce acquisition[10]	(30)	-	-	(30)	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[11]	1	25	7	26	2
Other tax items[12]	-	(20)	-	(20)	-
Provision for insurance claims[13]	-	(20)	-	(20)	-
Total items of note	(121)	(90)	(116)	(211)	(204)
Net income available to common shareholders - reported	$841	$962	$872	$1,803	$1,787

1    Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.
2    Adjusted other income excludes the following items of note: second quarter 2008 - $1million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; first quarter 2008 - $55 million gain due to change in fair value of CDS hedging the corporate loan book; $30 million pre-tax provision for insurance claims, as explained in footnote 13; second quarter 2007 - $11 million gain due to change in fair value of CDS hedging the corporate loan book.
3    Adjusted provision for credit losses excludes the following item of note: first quarter 2008 - $17 million related to the portion that was hedged via the CDS.
4    Adjusted non-interest expenses excludes the following items of note: second quarter 2008 - $117 million amortization of intangibles; $48 million restructuring and integration charges, as explained in footnote 10; first quarter 2008 - $122 million amortization of intangibles; second quarter 2007 - $112 million amortization of intangibles; $86 million TD Banknorth restructuring, privatization and merger-related charges, as explained in footnote 9.
5   For reconciliation between reported and adjusted provision for income taxes, refer to the reconciliation table on page 12.
6   Adjusted non-controlling interests excludes the following items of note: second quarter 2007 - $4 million amortization of intangibles; $15 million on restructuring, privatization and merger-related charges.
7   Adjusted equity in net income of an associated company excludes the following items of note: second quarter 2008 - $17 million amortization of intangibles; first quarter 2008 - $16 million amortization of intangibles; second quarter 2007 - $12 million amortization of intangibles.
8   Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005 and its privatization in 2007, and the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services Corporation (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.
9   The TD Banknorth restructuring, privatization and merger-related charges include the following: $31million restructuring charge, which primarily consisted of employee severance costs, the costs of amending certain executive employment and award agreements and write-down of long-lived assets due to impairment, included in U.S. Personal and Commercial Banking; $4 million restructuring charge related to the transfer of functions from TD Bank USA, N.A. (TD Bank USA) to TD Banknorth, included in the Corporate segment; $5 million privatization charges, which primarily consisted of legal and investment banking fees, included in U.S. Personal and Commercial Banking; and $3 million merger-related charges related to conversion and customer notices in connection with the integration of Hudson and Interchange with TD Banknorth, included in U.S. Personal and Commercial Banking. In the Interim Consolidated Statement of Income, the restructuring, privatization and merger-related charges are included in non-interest expenses.
10  As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Interim Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.
11  The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and they are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in the Wholesale Banking segment and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings excludes the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note. During the prior quarter, the change in the fair value of CDS, net of PCL, resulted in a net gain of $38 million before tax ($25 million after tax). The item of note included a change in fair value of CDS of $55 million before tax ($36 million after tax), net of PCL of approximately $17 million before tax ($11 million after tax).
12  This represents the negative impact of the scheduled reductions in the income tax rate on reduction of net future income tax assets.
13  The provision for insurance claims relates to a recent court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. While the government of Alberta has appealed the decision, the ultimate outcome remains uncertain. As a result, the Bank accrued an additional actuarial liability for potential claims in the first quarter of 2008.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 7

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS[1]
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(Canadian dollars)	2008	2008	2007	2008	2007
Diluted - reported	$1.12	$1.33	$1.20	$2.44	$2.46
Items of note affecting income (as above)	0.16	0.12	0.16	0.29	0.28
Items of note affecting EPS only[2]	0.04	-	-	0.04	-
Diluted - adjusted	$1.32	$1.45	$1.36	$2.77	$2.74
Basic - reported	$1.12	$1.34	$1.21	$2.46	$2.49
[1]
EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

[2]
The diluted earnings per share figures do not include Commerce earnings for the month of April 2008 because there is a one month lag between fiscal quarter ends, while share issuance on close resulted in a one-time negative earnings impact of 4 cents per share.

Amortization of Intangibles, Net of Income Taxes
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2008	2008	2007	2008	2007
TD Canada Trust	$37	$21	$45	$58	$94
TD Banknorth: Reported amortization of intangibles	32	33	20	65	40
Less: non-controlling interest	-	-	4	-	8
Net amortization of intangibles	32	33	16	65	32
TD Ameritrade (included in equity in net income of an associated company)	17	16	12	33	24
Other	6	5	7	11	13
Amortization of intangibles, net of income taxes[1]	$92	$75	$80	$167	$163
[1]	Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, return on invested capital and adjusted net income. Adjusted results, items of note and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Adjusted Net Income
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Average common equity	$25,593	$21,221	$20,940	$23,599	$20,435
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,082	4,015	3,784	4,049	3,750
Average invested capital	$29,675	$25,236	$24,724	$27,648	$24,185
Rate charged for invested capital	9.3%	9.3%	9.4%	9.3%	9.4%
Charge for invested capital	$(679)	$(590)	$(567)	$(1,279)	$(1,127)
Net income available to common shareholders - reported	$841	$962	$872	$1,803	$1,787
Items of note affecting net income, net of income taxes	121	90	116	211	204
Net income available to common shareholders - adjusted	$962	$1,052	$988	$2,014	$1,991
Economic profit	$283	$462	$421	$735	$864
Return on invested capital	13.2%	16.6%	16.4%	14.6%	16.6%

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 8

Significant Events in 2008

Acquisition of Commerce Bancorp, Inc.
On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce Bancorp, Inc. (Commerce) for purchase consideration of $8.5 billion, paid in cash and common shares. As a result, $57.1 billion of assets (including additional goodwill of approximately $6.1 billion and intangible assets of $1.9 billion) and $48.6 billion of liabilities were included in the Bank’s Consolidated Balance Sheet. The allocation of the purchase price is subject to finalization.
Commerce, together with TD Banknorth, is referred to as “TD Commerce Bank” in this document. TD Commerce Bank is reported in the U.S. Personal and Commercial Banking segment.
For details, see Note 20 to the Interim Consolidated Financial Statements for the quarter ended April 30, 2008.
The fiscal periods of Commerce and the Bank are not co-terminus. Commerce’s fiscal quarter ends March 31 while the Bank’s second quarter ends April 30. As a result, Commerce’s results for the three months ended each calendar quarter will be consolidated with the Bank’s results for the fiscal quarter. This is in the normal course of the Bank’s financial reporting and TD Banknorth is reported in a similar manner. Because the Commerce transaction closed on March 31, due to the one month lag, the Bank’s second quarter results do not include any results of Commerce. However, $48 million before tax ($30 million after tax restructuring and integration charges incurred in April 2008 were included in the Bank’s results for the quarter ended April 30, 2008 because they represent material TD Commerce Bank events for the quarter ended April 30, 2008.
The projected adjusted earnings of U.S. Personal and Commercial Banking segment is estimated to be at least $750 million in 2008 and a minimum of $1,200 million in 20091.

1       Projected adjusted results for 2008 are equal to the first quarter 2008 annualized plus management’s estimate of the expected contribution from the Commerce transaction, taking into account expected synergies and excluding restructuring and integration charges. The 2009 estimate is equal to the 2008 estimate, excluding the contribution from the Commerce transaction, increased by our target growth rate range of 7% to 10%, plus management’s estimate of the contribution from the Commerce transaction. Projected adjusted results exclude restructuring and integration charges, anticipated to total US$420 million before tax, the majority of which will be taken in 2008 and 2009. Commerce’s future earnings and all other estimates are subject to risks and uncertainties that may cause actual results to differ materially. See the “Caution regarding forward-looking statements” included in the Bank’s press release dated April 21, 2008, which is available on the Bank’s website at www.td.com, as well as on SEDAR at www.sedar.com and on the SEC’s website at www.sec.org (EDGAR filers section).

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 9

FINANCIAL RESULTS OVERVIEW

Performance Summary
An overview of the Bank’s performance on an adjusted basis for the second quarter of 2008 against the financial shareholder indicators included in the 2007 Annual Report is outlined below. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which exclude items of note from the reported results that are prepared in accordance with Canadian GAAP. Reported and adjusted results are explained under the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the first six months of 2008 were up 1% from the same period last year. The Bank’s goal is to grow adjusted earnings per share by 7% to 10% over the longer term.

•	Adjusted return on risk-weighted assets for the first six months of 2008 was 2.61%, down from 2.74% in the first half of 2007.
•	Total shareholder return for the twelve months ended April 30, 2008 was 1%, above the peer average of -17%.

Net Income
Year-over-year comparison
Reported net income for the current quarter was $852 million, down $27 million, or 3%, compared with the second quarter last year. Adjusted net income was $973 million, a decline of $22 million or 2%. The decrease in adjusted net income was primarily due to a decline in Wholesale Banking earnings, partially offset by higher earnings generated from U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking. Wholesale Banking net income was negatively impacted by a difficult capital markets environment resulting in lower trading revenue and securities gains. U.S. Personal and Commercial Banking earnings were higher, largely due to the impact of the TD Banknorth privatization. Canadian Personal and Commercial Banking delivered earnings growth driven largely by good volume growth across most banking products.

Prior quarter comparison
Reported net income decreased $118 million, or 12%, compared with the prior quarter. Adjusted net income for the second quarter decreased by $87 million or 8%. The lower reported result was primarily due to the current quarter restructuring and integration charges of $30 million after tax related to the Commerce acquisition and lower gains on credit default swaps (CDS) hedging the corporate loan book. Both of these items were reported as items of note this quarter. The Wholesale Banking segment was the primary contributor to decreased adjusted net income due to difficult capital market conditions resulting in lower trading revenue and lower securities gains. Canadian Personal and Commercial Banking earnings were down modestly, largely due to the impact of less days this quarter. The Corporate segment loss declined by $30 million due largely to the impact of various tax items.

Year-to-date comparison
On a year-to-date basis, reported net income of $1,822 million increased $22 million, or 1%, compared with the same period last year. Adjusted net income of $2,033 million increased $29 million or 1%. The increase in adjusted net income was primarily driven by higher U.S. Personal and Commercial Banking net income due to increased ownership associated with the privatization of TD Banknorth and growth from Canadian Personal and Commercial Banking income. Wealth Management delivered higher earnings due to growth in TD Ameritrade’s underlying earnings, partially offset by weaker results in Canadian Wealth Management. These increases were partially offset by lower Wholesale Banking earnings due to a challenging operating environment for the capital markets businesses.

Net Interest Income
Year-over-year comparison
Net interest income for the quarter was $1,858 million, an increase of $196 million, or 12%, compared with the second quarter last year. The growth was driven by the Canadian Personal and Commercial Banking and Wholesale Banking segments with partial offsets in U.S. Personal and Commercial Banking and the Corporate segment. Canadian Personal and Commercial Banking increased primarily due to volume growth across most banking products, partially offset by a 9 basis point (bps) decline in margin on average earning assets to 2.96%. Wholesale Banking net interest income increased primarily due to higher trading-related net interest income, which was partially offset by lower trading revenue in Wholesale Banking included in other income. U.S. Personal and Commercial Banking net interest income declined, primarily due to the strengthening of the Canadian dollar and a 16 bps compression in net interest margin to 3.73%.

Prior quarter comparison
Net interest income increased by $70 million, or 4%, compared with the previous quarter. The increase was driven primarily by Wholesale Banking with a partial offset in the Corporate segment while other operating segments had minor decreases due to the lower number of days in the quarter. The increase in Wholesale Banking was primarily due to higher trading-related net interest income which was largely offset by lower trading revenue included in other income.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 10

Year-to-date comparison
On a year-to-date basis, net interest income of $3,646 million increased $313 million, or 9%, compared with the same period last year. The growth was driven primarily by the Canadian Personal and Commercial Banking and Wholesale Banking segments with U.S. Personal and Commercial Banking providing a partial offset. Canadian Personal and Commercial Banking net interest income increased primarily due to volume growth in real-estate secured lending, deposits and credit cards, which was partially offset by a 7 bps decline in margin on average earning assets to 2.97%. Wholesale Banking net interest income increased largely due to higher trading-related net interest income. However, the increase in trading-related net interest income was largely offset by lower trading revenue in Wholesale Banking included in other income. U.S. Personal and Commercial Banking net interest income declined primarily due to the strengthening of the Canadian dollar and the impact of an 11 bps compression in net interest margin.

Other Income
Year-over-year comparison
Reported other income for the second quarter was $1,530 million, down $352 million, or 19%, compared with the second quarter of last year. On an adjusted basis, other income was $1,529 million, lower by $342 million or 18%. The decrease in adjusted other income was driven by a $384 million decline in Wholesale Banking due to lower trading revenue, and underwriting and advisory fees as the capital markets businesses were impacted by difficult market conditions. Wealth Management other income also declined from the prior year due to lower commissions in discount brokerage as a result of pricing changes introduced last year. Canadian Personal and Commercial Banking other income increased driven by higher personal deposit and card services fee growth.

Prior quarter comparison
Reported other income decreased $286 million, or 16%, compared with the prior quarter. Adjusted other income was $262 million, or 15%, below the prior quarter. The decline in adjusted other income was due to a $302 million decrease in Wholesale Banking resulting from weaker foreign exchange and interest rate and credit trading revenue, lower securities gains and a decline in underwriting and advisory fees. The U.S. Personal and Commercial Banking segment provided a partial offset with marginally higher other income.

Year-to-date comparison
Reported other income of $3,346 million decreased $370 million, or 10%, compared with the same period last year. Prior year reported other income included the favourable impact of higher gains due to the change in fair value of CDS used to hedging the corporate loan book. Year-to-date adjusted other income was down $393 million, or 11%, from the previous year. The decrease in adjusted other income was due to a decrease of $400 million in Wholesale Banking driven by weak trading revenue and lower underwriting and advisory fees. Wealth Management and Corporate segments experienced marginal declines in other income. Canadian Personal and Commercial Banking reported higher other income, largely driven by higher fee income, primarily from personal deposit and credit card growth.

Provision for Credit Losses
Year-over-year comparison
During the quarter, the Bank recorded a provision for credit losses of $232 million, an increase of $60 million compared with the second quarter last year, primarily due to higher specific provisions in the Canadian Personal and Commerial Banking segments and higher general provisions in the U.S. Personal and Commercial Banking segment.

Prior quarter comparison
Provision for credit losses for the second quarter was down $23 million from $255 million in the prior quarter. The decrease was primarily due to a $46 million decrease in specific provisions in the Wholesale Banking segment, which was partially offset by increases in the Canadian and U.S. Personal and Commercial Banking segments of $19 million and $20 million, respectively.

Year-to-date comparison
On a year-to-date basis, provision for credit losses increased $152 million, from $335 million in the same period last year. The increase was primarily due to higher specific provisions in the Canadian Personal and Commercial Banking and Wholesale Banking segments, and higher general provisions in the U.S. Personal and Commercial Banking segment.

Provision for Credit Losses
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Net new specifics (net of reversals)	$244	$267	$221	$511	$405
Recoveries	(33)	(32)	(37)	(65)	(68)
Provision for credit losses - specifics	211	235	184	446	337
Change in general allowance
VFC	16	15	11	31	22
TD Banknorth	5	4	(23)	9	(24)
Other	-	1	-	1	-
Total	$232	$255	$172	$487	$335

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 11

Non-Interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported non-interest expenses for the second quarter were $2,206 million, down $91 million, or 4%, compared with the second quarter last year. The current quarter reported expenses included $48 million of restructuring and integration charges attributable to the Commerce acquisition while the prior period included $86 million in charges related to the privatization of TD Banknorth and to the transfer of functions from TD Bank USA to TD Banknorth. These items were recognized as items of note. Adjusted non-interest expenses of $2,041 million were down $58 million, or 3%, compared with the second quarter last year due to reductions in U.S. Personal and Commercial Banking and Wholesale Banking, partially offset by growth in Canadian Personal and Commercial Banking. U.S. Personal and Commercial Banking non-interest expenses declined primarily due to the strengthening Canadian dollar and cost control initiatives. Wholesale Banking expenses were down primarily due to lower variable compensation. Canadian Personal and Commercial Banking reported higher year-over-year expenses, primarily driven by investments in new branches and longer hours.
The reported efficiency ratio was 65.1%, compared with 64.8% in the second quarter last year. The Bank’s adjusted efficiency ratio was 60.3%, compared to 59.4% in the same period last year.

Prior quarter comparison
Reported non-interest expenses of $2,206 million were down $22 million, or 1%, compared with the prior quarter. Reported non-interest expenses this quarter included $48 million of restructuring and integration charges attributable to the Commerce acquisition recognized as an item of note. Total adjusted non-interest expenses were $2,041 million, down $66 million or 3%. The decrease was a result of lower expenses in the Corporate segment and Wholesale Banking. Corporate segment experienced favourable tax items this quarter. Wholesale Banking expenses declined, driven by lower incentive compensation.
The reported efficiency ratio was 65.1%, compared with 61.8% in the prior quarter. The Bank’s adjusted efficiency ratio was 60.3% compared with 58.8% in the prior quarter.

Year-to-date comparison
On a year-to-date basis, reported non-interest expenses of $4,434 million were down $84 million, or 2%, compared with the same period last year. The current year-to-date reported expenses included $48 million of restructuring and integration charges attributable to the Commerce acquisition while the prior year-to-date period included $86 million in charges related to the privatization of TD Banknorth and to the transfer of functions from TD Bank USA to TD Banknorth. Total adjusted non-interest expenses were $4,148 million, down $54 million, or 1%, due to declines in U.S. Personal and Commercial Banking and Wholesale Banking, partially offset by growth in Canadian Personal and Commercial Banking. U.S. Personal and Commercial Banking accounted for the greatest portion of the year-to-date decline, primarily due to the strengthening of the Canadian dollar and the impact of cost control initiatives. Wholesale Banking expenses decreased primarily due to lower incentive compensation. Canadian Personal and Commercial Banking expenses increased due to investments in new branches, higher staffing costs associated with longer branch hours and higher employee compensation.
The reported efficiency ratio improved to 63.4%, compared with 64.1% in the same period last year. The Bank’s adjusted efficiency ratio improved to 59.5%, from 59.6% in the same period last year.

Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s effective tax rate was 16.8% for the second quarter, compared with 21.8% in the second quarter last year, and 21.0% in the prior quarter. On a year-to-date basis, the Bank’s effective tax rate was 19.1%, compared with 20.6% in the same period last year. The period over period decrease is primarily attributable to a recognition of future tax benefits in the current quarter.

Taxes[1]
	For the three months ended						For the six months ended
	Apr. 30		Jan. 31		Apr. 30		Apr. 30		Apr. 30
(millions of Canadian dollars)	2008		2008		2007		2008		2007
Income taxes at Canadian statutory income tax rate	$310	32.7%	$367	32.8%	$374	34.8%	$677	32.7%	$766	34.9%
Increase (decrease) resulting from:
Dividends received	(79)	(8.3)	(87)	(7.7)	(67)	(6.2)	(166)	(8.0)	(170)	(7.8)
Rate differentials on international operations	(69)	(7.3)	(84)	(7.5)	(65)	(6.0)	(153)	(7.4)	(147)	(6.7)
Other - net	(2)	(0.3)	39	3.4	(8)	(0.8)	37	1.8	3	0.2
Provision for income taxes and effective income tax rate - reported	$160	16.8%	$235	21.0%	$234	21.8%	$395	19.1%	$452	20.6%
[1]	Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 12

Reconciliation of Non-GAAP Provision for Income Taxes
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Provision for income taxes - reported	$160	$235	$234	$395	$452
Increase (decrease) resulting from items of note:
Amortization of intangibles	42	63	40	105	83
TD Banknorth restructuring, privatization and merger-related charges	-	-	28	-	28
Restructuring and integration charges relating to the Commerce acquisition	18	-	-	18	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	-	(13)	(4)	(13)	(1)
Other tax items	-	(20)	-	(20)	-
Provision for insurance claims	-	10	-	10	-
Tax effect - items of note	60	40	64	100	110
Provision for income taxes - adjusted	$220	$275	$298	$495	$562

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, including TD Ameritrade, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Results of each business segment reflect revenue, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2007 Annual Report and Note 27 to the 2007 audited Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see page 7. Segmented information also appears in Note 15.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment. The TEB adjustment for the quarter was $107 million, compared with $99 million in the second quarter last year, and $135 million in the prior quarter. On a year-to-date basis, the TEB adjustment was $242 million, compared with $256 million in the same period last year.
The Bank securitizes retail loans and receivables and records a gain or loss on sale, including the setup of an asset related to the retained interests. Credit losses incurred on retained interests subsequent to securitization are recorded as a charge to other income in the Bank's consolidated financial statements. For segment reporting, the provision for credit loss related to securitized volumes is included in the Canadian Personal and Commercial Banking segment but is reversed in the Corporate segment and reclassified as a charge to other income to comply with GAAP.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the quarter was $582 million, an increase of $42 million, or 8%, compared with the second quarter last year, and a decrease of $16 million, or 3%, compared with the prior quarter. The annualized return on invested capital was 29%, up from the 27% in the second quarter last year and relatively flat with the prior quarter.
Net income for the six months ended April 30, 2008 was $1,180 million, an increase of $96 million, or 9%, compared with the same period last year. The return on invested capital, on a year-to-date basis, was 29%, compared to 27% in same period last year.
Revenue for the quarter was $2,134 million, which grew by $148 million, or 7%, compared with the second quarter last year, due to good volume growth across most banking products, particularly in real-estate secured lending, deposits and credit cards. Revenue decreased by $13 million, or 1%, compared with the prior quarter, due mainly to fewer calendar days in the current quarter. On a year-to-date basis, revenue was $4,281 million, which increased by $285 million, or 7%, compared with the same period last year, for reasons similar to the comparison of this quarter to the second quarter last year. Higher fee income, primarily from personal deposit and credit card growth, also contributed to the year-over-year growth. Margin on average earning assets for the quarter decreased by 9 bps to 2.96%, compared with the second quarter last year due to portfolio mix, continued higher funding costs and ongoing price competition in high-yield savings and term deposits. Margin on average earning assets decreased 2 bps compared with the prior quarter on the continued price competition in deposits and on changing portfolio mix. On a year-to-date basis, margin on average earning assets decreased by 7 bps to 2.97%, compared with the same period last year.
Compared with the second quarter last year, real-estate secured lending volume (including securitizations) grew by $14.7 billion, or 11%, personal deposit volume grew by $6.5 billion, or 6%, and consumer loans volume grew by $1.7 billion or 7%. Business deposits volume increased by $3.4 billion, or 9%, and business loans and acceptances volume grew by $2.7 billion or 14%. Gross originated insurance premiums grew by $54 million or 9%. As at February 2008, personal deposit market share was 20.8% and personal lending market share was 19.8%. Small business lending (credit limits of less than $250,000) market share as at December 31, 2007 was 18.5%.
Provision for credit losses for the quarter was $191 million, which increased by $48 million, or 34%, compared with the second quarter last year. Personal banking provision for credit losses of $175 million was $36 million higher than the second quarter last year, primarily due to higher personal lending and credit card volumes. Business banking provision for credit losses was $16 million for the quarter, compared with $4 million in the second quarter last year. Annualized provision for credit losses as a percentage of credit volume was 0.39%, an increase of 7 bps, compared with the second quarter last year, primarily from a change in asset mix. Provision for credit losses increased by $19 million, or 11%, compared with the prior quarter. Personal banking provisions increased $9 million, or 5%, compared with the prior quarter, primarily due to higher volumes. Business banking provisions increased by $10 million, compared with the prior quarter, mainly due to reversals and recoveries in the prior quarter. On a year-to-date basis, provision for credit losses was $363 million, which increased by $82 million, or 29%, compared with the same period last year. Personal banking provisions of $341 million increased $74 million, or 28%, compared with the same period last year, primarily due to reasons listed above for the quarter, while business banking provisions amounted to $22 million, compared with $14 million in the same period last year.
Non-interest expenses for the quarter were $1,095 million, which increased by $62 million, or 6%, compared with the second quarter last year. On a year-to-date basis, non-interest expenses were $2,191 million, which increased by $99 million, or 5%, compared with the same period last year. Primary drivers of the expense growth were investments in new branches, higher staffing costs associated with longer branch hours and higher employee compensation. Non-interest expenses decreased by $1 million compared with the prior quarter, mainly due to fewer calendar days in the current quarter and lower business volume-related costs. The average full time equivalent (FTE) staffing levels increased by 1,582, or 5%, compared with the second quarter last year. On a year-to-date basis, FTE staffing levels increased by 1,530, or 5%, compared with the same period last year. The growth was primarily from increases in branch sales and service personnel, as well as continued growth in the insurance business. FTE staffing levels decreased by 176, or 1%, compared with the prior quarter, primarily due to fewer seasonal part-time staff. The efficiency ratio for the current quarter improved to 51.3%, compared with 52.0%, in the second quarter last year and was relatively flat compared with the prior quarter ratio of 51.0%. On a year-to-date basis, the efficiency ratio improved to 51.2%, compared with 52.4% in the same period last year.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 14

The outlook for the rate of year-over-year revenue growth is expected to be relatively stable for the balance of the year although margins continue to be vulnerable to higher funding costs and volume growth is susceptible to an economic downturn. Over time, we believe that revenue growth will continue to benefit from increasing our leading position in branch hours and new branch openings. Provisions for credit losses on both personal and business banking loans, in aggregate, are expected to grow, in line with the underlying volume growth and increase if economic conditions continue to worsen. The business lending provision should increase as well, as the expectation is that prior net recoveries in business loans will not continue. Expenses will continue to be closely managed to ensure spending supports long-term earnings growth.

Wealth Management
Wealth Management’s net income for the second quarter was $182 million, which represented a decrease of $15 million, or 8%, compared with the second quarter last year, and a decrease of $34 million, or 16%, compared with the prior quarter. The annualized return on invested capital for the quarter was 19% compared with 22% in the second quarter last year and 23% in the prior quarter. Canadian Wealth Management’s net income was $115 million, which represented a decrease of $19 million, or 14%, compared with the second quarter last year, and a decrease of $13 million, or 10%, compared to the prior quarter. The Bank’s investment in TD Ameritrade generated net income of $67 million, an increase of $4 million, or 6%, compared with the second quarter last year and a decrease of $21 million, or 24%, compared with the prior quarter. Strong core earnings growth was partially offset by the impact of the stronger Canadian dollar. For the second quarter ended March 31, 2008, TD Ameritrade delivered net income of US$187 million, up 33% from the same period last year and 22% below the prior quarter.
Net income for the six months ended April 30, 2008 was $398 million, an increase of $15 million, or 4%, compared with the same period last year. The year-to-date increase in net income included results from the Bank’s investment in TD Ameritrade, which generated $155 million of net income compared with $127 million in the same period last year. On a year-to-date basis, the return on invested capital was 21%, flat from the same period last year.
Revenue for the quarter was $558 million, which decreased by $36 million, or 6%, compared with the second quarter last year, primarily due to lower commissions in discount brokerage as a result of pricing changes introduced last year and lower new issue and trading revenues in full-service brokerage. Offsetting the decline was higher trade volumes in discount brokerage and increased net interest income, primarily due to growth in client cash deposits and margin loans. Revenue decreased by $12 million, or 2%, compared with the prior quarter, primarily due to a combination of lower trading revenues, new issues and net interest income. On a year-to-date basis, revenue was $1,128 million, which decreased $17 million, or 1%, compared with the same period last year, primarily due to lower commissions in discount brokerage and current market conditions impacting new issues and trading revenues in full-service brokerage, partially offset by higher trade volumes in discount brokerage and the new mutual fund administration fee.
Expenses for the quarter were $387 million, which decreased by $6 million, or 2%, compared with the second quarter last year, primarily due to lower variable compensation associated with lower revenues. Expenses increased by $8 million, or 2%, compared with the prior quarter, primarily due to timing of compensation-related expenses. On a year-to-date basis, expenses were $766 million, which increased by $9 million, or 1%, compared with the same period last year, mainly due to higher volume-related payments to sellers of the Bank’s mutual funds, the new mutual fund administration fee and the continued investment in growing the sales force in our advice-based businesses and related support staff.
Assets under management of $174 billion at April 30, 2008 increased $14 billion, or 9%, from October 31, 2007, due to addition of net new client assets and the additional mutual fund assets from TD Ameritrade, partially offset by the impact of market-related declines. Assets under administration totalled $187 billion at the end of the quarter, increasing by $2 billion, or 1% from October 31, 2007, primarily due to addition of net new client assets, partially offset by declines driven by capital markets volatility.
Wealth Management is anticipated to continue to be impacted by volatile capital markets for the balance of the fiscal year. Investment in client-facing advisors, products and technology continues in order to ensure that the business grows for the future.

Wealth Management
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Canadian Wealth	$115	$128	$134	$243	$256
TD Ameritrade	67	88	63	155	127
Net income	$182	$216	$197	$398	$383

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 15

U.S. Personal and Commercial Banking
The acquisition of Commerce closed on March 31, 2008. The Bank’s consolidated balance sheet as at April 30, 2008 included the Commerce assets and liabilities. As this segment reports results on a one-month lag, Commerce results of operations will be included starting next quarter.
    U.S. Personal and Commercial Banking’s reported net income for the quarter was $100 million, compared with $23 million in the second quarter last year, and $127 million in the prior quarter. Adjusted net income for the quarter was $130 million, compared with $62 million in the second quarter last year and $127 million in the prior quarter. Adjusted net income for the quarter excludes a $30 million after-tax charge for restructuring and integration costs related to the Commerce acquisition while adjusted net income for the second quarter last year excluded a $39 million after-tax charge being the Bank’s share of TD Banknorth’s restructuring, privatization and merger-related charges. There were no items of note affecting earnings in the first quarter of 2008. Much of the increase in adjusted net income over the second quarter of last year related to the increased ownership percentage in TD Banknorth from the privatization transaction that was completed in April 2007. The annualized return on invested capital was 5.9%, compared with 3.8% in the second quarter last year and 5.7% in the prior quarter.
    Reported net income for the six months ended April 30, 2008 was $227 million, compared with $87 million in the same period last year. On a year-to-date basis, adjusted net income was $257 million, compared with adjusted net income of $126 million in the same period last year; much of this increase was due to the increased ownership percentage. On a year-to-date basis, the return on invested capital was 5.8%, compared with 4.0% in the same period last year.
Revenue for the quarter was $475 million which declined by $29 million, or 6%, compared with the second quarter last year, primarily due to a stronger Canadian dollar relative to the U.S. dollar. Revenue in U.S. dollars increased 8% as higher fee income and a gain recorded in connection with the Visa initial public offering (IPO) more than offset a reduction in net interest income. Revenue increased by $23 million, or 5%, compared with the prior quarter, primarily due to the gain on the Visa IPO. On a year-to-date basis, revenue declined $63 million, or 6%, compared with the same period last year, primarily due to the stronger Canadian dollar. On a year-to-date basis, revenue in U.S. dollars increased by 7%, primarily due to growth in fee income, revenue from the January 2007 acquisition of Interchange, and the Visa gain. Net interest income was adversely affected by strong competition for deposits. Margin on average earning assets declined by 16 bps from 3.89% to 3.73%, compared with the second quarter last year, and decreased 15 bps compared with the prior quarter. On a year-to-date basis, the margin on average earning assets decreased by 11 bps from 3.92% to 3.81%, compared with the same period last year.
Provision for credit losses for the quarter was $46 million which increased by $11 million, or 31%, compared with the second quarter last year, and by $20 million, or 77%, compared with the prior quarter. The increased provision for credit losses was due to increased net write-offs, including a $12 million change in methodology related to small business loans. Net impaired loans increased by $60 million compared with the second quarter last year, and by $89 million compared with the prior quarter, primarily due to the inclusion of $97 million of net impaired loans from Commerce at March 31, 2008. However, net impaired loans as a percentage of total loans and leases declined to 0.61%, compared with 0.72% as at the end of the prior quarter and 0.57% as at the end of the second quarter last year.
Reported non-interest expenses for the quarter were $294 million, a decline of $90 million, or 23%, from the second quarter last year and an increase of $56 million, or 24%, over the prior quarter. On an adjusted basis, non-interest expenses declined by $60 million, or 20%, compared with the second quarter last year, primarily due to strengthening of the Canadian dollar and cost control initiatives, while non-interest expenses increased slightly from the prior quarter. On a year-to-date basis, adjusted non-interest expenses were $484 million which declined by $121 million, or 20%, compared with the same period last year. The average FTE staffing level was 8,099, compared with 8,701 in the prior year and 8,019 in the prior quarter; the decline from the prior year levels were due to improved efficiency and branch closings. The efficiency ratio improved year over year and quarter over quarter on a reported and adjusted basis.
Management continues to focus on asset quality, organic growth of loans and deposits, and on the ongoing integration of the TD Banknorth and Commerce organizations. Although the banking market in the U.S. is expected to remain challenging, and there is uncertainty related to the continuing effects of the ongoing market issues related to subprime real estate lending and related issues, we expect to be able to achieve our previously communicated target of at least $750 million for the fiscal year and a minimum of $1.2 billion for 2009. For more detail, see the Bank’s press release dated April 21, 2008, which is available on the Bank’s website at www.td.com, as well as on SEDAR at www.sedar.com and on the SEC’s at www.sec.org (EDGAR filers section).

Wholesale Banking
Wholesale Banking reported net income for the quarter of $93 million, a decrease of $124 million, or 57%, compared with the second quarter last year, and a decrease of $70 million, or 43%, compared with the prior quarter. The annualized return on invested capital was 11% in the current quarter, compared with 34% in the second quarter last year and 21% in the prior quarter.
Net income for the six months ended April 30, 2008 was $256 million, down $158 million, or 38%, while the return on invested capital was 16%, compared with 32% for the same period last year.
Wholesale Banking revenue was derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $428 million, compared with $642 million in the second quarter last year and $608 million in the prior quarter. The capital markets businesses generate revenue from advisory, underwriting fees, trading, facilitation and execution services. Capital markets revenue decreased from the second quarter last year, primarily due to weaker interest rate and credit trading revenue, and lower underwriting, partially offset by stronger foreign exchange trading revenue. Interest rate and credit trading revenue declined due to weaker credit markets, lower liquidity and a breakdown in traditional pricing relationships between bonds and credit default swaps (CDS). Foreign exchange trading generated strong revenue, mainly driven by interest rates volatilty. Capital markets revenue decreased from the prior quarter, primarily due to lower foreign exchange, interest rate and credit trading revenue, partially offset by stronger equity trading revenue. The equity investment portfolio posted lower securities gains this quarter compared with the second quarter last year and the prior quarter. Corporate lending revenue was in line with the second quarter last year and the prior quarter. On a year-to-date basis, revenue was $1,036 million, a decrease of $241 million, or 19%, compared with the same period last year, primarily due to lower trading revenue, partially offset by higher securities gains.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 16

Provision for credit losses was comprised of allowances for credit losses and accrual costs for credit protection. Provision for credit losses was $10 million in the quarter, compared with $12 million in the second quarter last year and $56 million in the prior quarter. The prior quarter included specific allowance of $43 million related to two credit exposures in the merchant banking portfolio. On a year-to-date basis, provision for credit losses was $66 million, an increase of $30 million compared with the same period last year. Wholesale Banking continues to proactively manage its credit risk and currently holds $2.5 billion in notional CDS protection.
Expenses for the quarter were $291 million, a decrease of $38 million, or 12%, compared with the second quarter last year, primarily due to lower variable compensation. Expenses decreased $30 million, or 9%, from the prior quarter, mainly due to lower variable compensation related to lower net income. On a year-to-date basis, expenses were $612 million, a decrease of $49 million, or 7%, compared with the same period last year. The efficiency ratio for the quarter was 68%, compared with 51% in the second quarter last year and 53% in the prior quarter. On a year-to-date basis, the efficiency ratio was 59%, compared with 52% in the same period last year.
Overall, Wholesale Banking had a weak quarter driven by lower trading revenue, weaker capital markets activity and a lower contribution from the equity investment portfolio. We expect the operating environment to remain challenging which may lead to continued lower capital market activity and lower trading revenues relative to the prior year. Key priorities remain: solidifying our position as a top three dealer in Canada, seeking opportunities to grow proprietary trading in scalable and liquid markets, maintaining a superior rate of return on invested capital and enhancing the efficiency ratio through improved cost control.

Corporate
Corporate segment’s reported net loss was $105 million for the quarter, compared with a reported net loss of $98 million in the second quarter last year and a reported net loss of $134 million in the prior quarter. The adjusted net loss for the quarter was $14 million, compared with an adjusted net loss of $21 million in the same quarter last year and an adjusted net loss of $44 million in the previous quarter. Compared with last year, on an adjusted basis, the net loss improved by $7 million, primarily as a result of favourable tax items, which were partially offset by costs related to increased corporate financing activity. The current quarter adjusted net loss improved by $30 million from the prior quarter, also due to similar factors as above, combined with higher net securitization gains and the impact of unfavourable tax items in the prior quarter.
The Corporate segment’s reported net loss was $239 million for the six months ended April 30, 2008. On an adjusted basis, the year-to-date net loss was $58 million or $55 million higher than last year, mainly due to a decrease in securitization activity and costs related to increased corporate financing activity.
The difference between reported and adjusted net income for the corporate segment was due to certain items of note as outlined below. These items are described more fully on page 6.

Reconciliation of Corporate Segment Reported and Adjusted Net Income
	For the three months ended			For the six months ended
	Apr. 30	Jan. 31	Apr. 30	Apr. 30	Apr. 30
(millions of Canadian dollars)	2008	2008	2007	2008	2007
Corporate segment net income - reported	$(105)	$(134)	$(98)	$(239)	$(168)
Items of note affecting net income, net of income taxes:
Amortization of intangibles	92	75	80	167	163
TD Banknorth restructuring, privatization and merger-related charges	-	-	4	-	4
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(1)	(25)	(7)	(26)	(2)
Other tax items - restatement of future tax asset	-	20	-	20	-
Provision for insurance claims	-	20	-	20	-
Total items of note	91	90	77	181	165
Corporate segment net income - adjusted	$(14)	$(44)	$(21)	$(58)	$(3)

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 17

TD AMERITRADE HOLDING CORPORATION
The condensed financial statements of TD AMERITRADE Holding Corporation, based on its consolidated financial statements filed with the SEC, are provided as follows:

CONDENSED CONSOLIDATED BALANCE SHEETS

(millions of U.S. dollars)	Mar. 31, 2008	Sept. 30, 2007
Assets
Receivables from brokers, dealers and clearing organizations	$5,033	$6,750
Receivables from clients, net of allowance for doubtful accounts	7,529	7,728
Other assets	5,173	3,614
Total assets	17,735	18,092
Liabilities
Payable to brokers, dealers and clearing organizations	6,644	8,387
Payable to clients	5,059	5,314
Other liabilities	3,479	2,236
Total liabilities	15,182	15,937
Stockholders' equity	$2,553	$2,155
Total liabilities and stockholders' equity	$17,735	$18,092

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
	For the three months ended		For the six months ended
	Mar. 31	Mar. 31	Mar. 31	Mar. 31
(millions of U.S. dollars, except per share amounts)	2008	2007	2008	2007
Revenues
Net interest revenue	$138	$137	$287	$276
Fee-based and other revenue	485	388	978	784
Net revenue	623	525	1,265	1,060
Expenses
Employee compensation and benefits	132	109	238	207
Other	191	191	371	390
Total expenses	323	300	609	597
Other income	0	5	1	6
Pre-tax income	300	230	657	469
Provision for income taxes	113	89	229	182
Net income[1]	187	141	428	287
Earnings per share - basic	$0.31	$0.24	$0.72	$0.48
Earning per share - diluted	$0.31	$0.23	$0.71	$0.47
[1]	The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

BALANCE SHEET REVIEW

Total assets were $504 billion as at April 30, 2008, $82 billion higher than at October 31, 2007 of which $57 billion related to the acquisition of Commerce this quarter. The table below shows the impact of Commerce. Excluding the Commerce impact, total assets increased $24.4 billion compared to October 31, 2007. The net increase was composed primarily of a $15 billion increase in loans, a $5 billion increase in securities purchased under reverse repurchase agreements and a $4 billion increase in other assets. Residential mortgage loans increased $6 billion, mainly due to Canadian Personal and Commercial Banking volume growth. Consumer and personal loans were $4 billion higher with the increase arising from volume growth in Canadian Personal and Commercial Banking. Business and government loans were up $5 billion, primarily due to volume growth in U.S. Personal and Commercial Banking and Wholesale Banking. Securities purchased under reverse repurchase agreements increased $4 billion in Wholesale Banking and $2 billion in U.S. Personal and Commercial Banking as the business experienced higher client demand. Other assets increased $4 billion, primarily due to the combination of higher customer liabilities under acceptances in Canadian Commercial and Personal Banking and Wholesale Banking, driven by higher business volumes and a $2 billion increase in trading derivatives, primarily in Wholesale Banking due to market movement.
Excluding Commerce, total deposits were $302 billion at the end of the second quarter, an increase of $26 billion from October 31, 2007. Personal deposits increased $10 billion, largely due to increased volumes in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking. Business and government deposits were up $10 billion, driven primarily by higher Canadian Personal and Commercial Banking and Corporate segment balances. Wholesale Banking trading deposits were also up $7 billion. Acceptances increased $2 billion, primarily in Canadian Personal and Commercial Banking and Wholesale Banking due to higher business volumes. Obligations related to securities sold under repurchase agreements decreased by $2 billion due to Wholesale Banking-related activity. Other liabilities decreased $5 billion, primarily due to lower Wholesale Banking broker payables and a lower net future tax liability. Subordinated notes and debentures increased $3 billion due to the $0.5 billion medium term note issuance in April 2008 and the $2.5 billion issuance of medium term notes in the first quarter. Preferred stock increased $0.7 billion due to issuances in the first and second quarters of this year.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 18

The table below presents the impact of the acquisition of Commerce on the Bank's consolidated balance sheet as at April 30, 2008:

Impact of Commerce on the Bank’s Consolidated Balance Sheet
(millions of Canadian dollars)	TDBFG Consolidated, excluding Commerce (April 30, 2008)	Commerce impact[1] (March 31, 2008)	TDBFG Consolidated (April 30, 2008)	TDBFG Consolidated (October 31, 2007)
Assets
Cash and cash equivalents	$17,711	$408	$18,119	$16,536
Securities	122,670	25,167	147,837	123,036
Loans, net of allowance for credit losses	190,393	18,034	208,427	175,915
Goodwill	8,099	6,114	14,213	7,918
Other intangibles (gross)	1,891	1,882	3,773	2,104
Other	105,749	5,503	111,252	96,615
Total assets	$446,513	$57,108	$503,621	$422,124
Liabilities
Deposits	$302,252	$47,271	$349,523	$276,393
Other	105,648	3,427	109,075	112,905
Subordinated notes and debentures, liability for preferred shares, capital trust securities and non-controlling interests in subsidiaries	14,428	-	14,428	11,422
Total liabilities	422,328	50,698	473,026	400,720
Shareholders' equity
Common shares	6,671	6,147	12,818	6,577
Contributed surplus	120	263	383	119
Preferred shares, retained earnings and accumulated other comprehensive income	17,394	-	17,394	14,708
Total shareholders' equity	24,185	6,410	30,595	21,404
Total liabilities and shareholders' equity	$446,513	$57,108	$503,621	$422,124
1 Commerce impact includes the Commerce assets and liabilities acquired (shown in Note 20 to the Interim Consolidated Financial Statements for the quarter ended April 30, 2008) and the purchase consideration for the Commerce acquisition. Cash portion of the purchase consideration is included in other liabilities.

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $909 million at April 30, 2008, $340 million higher than at October 31, 2007, largely due to the addition of impaired loans in the Canadian Personal and Commercial Banking and $97 million due to the acquisition of Commerce. No allowance was initially recognized upon acquisition as these loans are measured at fair value.
Net impaired loans as at April 30, 2008, after deducting specific allowances, totalled $654 million, compared with $366 million as at October 31, 2007.
The total allowance for credit losses of $1,369 million as at April 30, 2008 comprised total specific allowances of $255 million and a general allowance of $1,114 million. Specific allowances increased by $52 million from $203 million as at October 31, 2007. The general allowance for credit losses as at April 30, 2008 was up by $22 million, compared with October 31, 2007, mainly due to the increase related to VFC. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances
	For the three months ended
	Apr. 30	Oct. 31	Apr. 30
(millions of Canadian dollars)	2008	2007	2007
Balance at beginning of period	$818	$590	$511
Additions	575	387	461
Return to performing status, repaid or sold	(234)	(188)	(158)
Write-offs	(258)	(202)	(207)
Foreign exchange and other adjustments	8	(18)	(4)
Balance at end of period	$909	$569	$603

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 19

Allowance for Credit Losses[1]
	As at
	Apr. 30	Oct. 31	Apr. 30
(millions of Canadian dollars)	2008	2007	2007
Specific allowance	$255	$203	$231
General allowance	1,114	1,092	1,147
Total allowance for credit losses	$1,369	$1,295	$1,378

Impaired loans net of specific allowance	$654	$366	$372
Net impaired loans as a percentage of net loans	0.3%	0.2%	0.2%
Provision for credit losses as a percentage of net average loans	0.49%	0.30%	0.41%
1       Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

Non-prime Loans
As at April 30, 2008, the Bank's wholly-owned subsidiary, VFC Inc., had approximately $1 billion (October 31, 2007: $0.9 billion) gross exposure to non-prime loans which mainly consist of automotive loans originated in Canada. The credit loss rate, defined as the average provision for credit losses divided by the average month-end loan balance, which is an indicator of credit quality, is approximately 6% on an annual basis. The Bank’s portfolio continues to perform as expected. These loans are recorded at amortized cost. See Note 3 to the 2007 Annual Consolidated Financial Statements for further information regarding the accounting for loans and related credit losses.

Exposure to Alt-A Securities
As discussed in Note 20 to the Interim Consolidated Financial Statements for the quarter ended April 30, 2008, the results of Commerce are recorded on a one month lag basis, therefore the balance sheet values of Commerce assets recorded in the Bank’s consolidated balance sheet as at April 30, 2008, represent the fair value of Commerce assets at March 31, 2008.
As at April 30, 2008, due to its acquisition of Commerce, the Bank had $3.7 billion (October 31, 2007: nil) gross exposure to Alt-A mortgages in residential mortgage-backed securities (RMBS) collateralized primarily by fixed-rate mortgages with no rate reset features. These securities are hedged for market risk in the context of the overall balance sheet, however, they may expose the Bank to credit risk. Upon the acquisition of Commerce, this portfolio was recorded at fair value. The Bank’s Alt-A exposures are fair valued using broker-dealer quotes. Based on the Bank’s analysis, the intrinsic value of the portfolio is considered to exceed the fair value, net of a liquidity discount, in today’s market. These securities have public debt ratings of AAA and are accounted for as available-for-sale-securities. The following table discloses the fair value of the securities by vintage year:

Alt-A Securities Exposure by Vintage Year
As At
Apr. 30
(millions of Canadian dollars)	2008
2003	$452
2004	825
2005	1,054
2006	553
2007	864
Total Alt-A securities	$3,748

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions (OSFI). Effective November 1, 2007, the Bank began calculating its regulatory capital under the new capital adequacy rules included in Basel II. The top corporate entity to which Basel II applies at the consolidated level is The Toronto-Dominion Bank.
    Under Basel II, risk-weighted assets (RWA) are calculated for each of credit risk, market risk and operational risk. Operational risk is a new component of total RWA and represents the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Bank’s RWA were as follows:

Risk-weighted Assets
(millions of Canadian dollars)	As at Apr. 30, 2008	As at Jan. 31, 2008
Risk-weighted assets (RWA) for:
Credit risk	$147,617	$121,460
Market risk	7,140	4,088
Operational risk	23,878	20,352
Total RWA	$178,635	$145,900

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 20

RWA increased $32.7 billion over the prior quarter. Of this increase, $29.3 billion was due to the Commerce acquisition which produced $26.0 billion of credit risk RWA and $3.3 billion of operational risk RWA. The Commerce acquisition had no impact on market risk RWA.
OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. As at April 30, 2008, the Bank’s Tier 1 capital ratio was 9.1% and the Total capital ratio was 12.7%, computed under Basel II. Under Basel I, the Bank’s Tier 1 capital ratio and Total capital ratio were 10.3% and 13.0%, respectively, at October 31, 2007.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.
For accounting purposes, GAAP is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, insurance subsidiaries are deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.
During the quarter, the Bank issued $250 million of its Class A First Preferred Shares, Series R. Also during the quarter, the Bank issued $500 million of medium term notes constituting subordinated indebtedness which qualify as Tier 2B regulatory capital. For further details of debt and equity issues/repurchases, see Notes 6, 7 and 8 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 9 to the Interim Consolidated Financial Statements.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks in order to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units taking into consideration the risks and business environment in which we operate. Through our businesses and operations, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework outlines appropriate risk oversight processes and the consistent communication and reporting of key risks that could hinder the achievement of our business objectives and strategies. Our risk governance structure and risk management approach have not changed from that described in our 2007 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see our 2007 Annual Report.

WHO MANAGES RISK
We have a risk governance structure in place that emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. Our structure ensures that important information about risks flows up from the business units and oversight functions to the Senior Executive Team and the Board of Directors.

HOW WE MANAGE RISK
We have a comprehensive and proactive risk management approach that combines the experience and specialized knowledge of individual business units, risk professionals and the corporate oversight functions. Our approach is designed to promote a strong risk management culture and ensure alignment to our strategic objectives. It includes:
•	Maintaining appropriate enterprise-wide risk management policies and practices including guidelines, requirements and limits to ensure risks are managed to acceptable levels;
•	Subjecting risk management policies to regular review and evaluation by the Executive Committees and review and approval by the Risk Committee of the Board;
•
An integrated enterprise-wide risk monitoring and reporting process that communicates key elements of our risk profile, both quantitatively and qualitatively, to senior management and the Board of Directors;

•	Maintaining risk measurement methodologies that support risk quantification, including Value-at-Risk (VaR) analysis, scenario analysis and stress-testing;
•
Annual self-assessments by significant business units and corporate oversight functions of their key risks and internal controls. Overall significant risk issues are identified, escalated and monitored as needed;

•	Supporting appropriate performance measurement that allocates risk-based economic capital to businesses and charges a cost against that capital;
•	Actively monitoring internal and external risk events to assess whether our internal controls are effective;
•	Independent and comprehensive reviews conducted by the Audit Department of the quality of the internal control environment and compliance with established risk management policies and procedure.

Basel II
Basel II is a framework developed by the Basel Committee on Banking Supervision, with the objectives of improving the consistency of capital requirements internationally and making required regulatory capital more risk sensitive. Basel II sets out several options which represent increasingly more risk-sensitive approaches to calculating credit-, market- and operational-risk-based regulatory capital. Under the more sophisticated approaches, banks develop their own internal estimates of risk parameters, which are used in the determination of RWA and calculation of regulatory capital.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 21

   The Bank has implemented the Advanced Internal Ratings Based (AIRB) approach to credit risk for all material portfolios, with some exemptions and waivers in place to use the Standardized approach as outlined below. We do not use the Foundation Internal Ratings Based approach.
•
Exemptions are available for non-material portfolios to remain under the Standardized approach indefinitely. We have exemptions in place covering some small exposures in North America. The continued appropriateness of the Standardized approach will be reconfirmed annually by Risk Management.

•
Waivers are available to use the Standardized approach for a defined period of time where there are clear plans in place to implement the AIRB approach. We have received waivers for our Margin Trading Book, some small Retail portfolios and the majority of our TD Banknorth portfolios. Detailed plans are in place to implement the AIRB approach for these portfolios within timelines agreed with OSFI. Commerce portfolios are reported using the Interim Approach to Reporting, moving to the Standardized approach in 2009.

We are compliant with the market risk requirements as at October 31, 2007 and are implementing the additional market risk requirements within the OSFI-established timelines. For operational risk, the Basic Indicator Approach is used primarily for TD Banknorth and Commerce. For the rest of the Bank, we use The Standardized Approach.

The shaded areas of this MD&A represent a discussion on risk management policies and procedures relating to credit, market and liquidity risks as required under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments - Disclosures, which permits these specific disclosures to be included in the MD&A. Therefore, the shaded areas, presented on pages 21 to 27, form an integral part of the unaudited interim consolidated financial statements for the quarter ended April 30, 2008.

CREDIT RISK
Credit risk is the potential for financial loss if a borrower or counterparty in a transaction fails to meet its obligations in accordance with agreed terms.
Credit risk is one of the most significant and pervasive risks in banking. Every loan, extension of credit or transaction that involves settlements between the Bank and other parties or financial institutions exposes the Bank to some degree of credit risk.
Our primary objective is to create a methodological approach to our credit risk assessment in order to better understand, select and manage our exposures to deliver reduced earnings volatility.
Our strategy is to ensure central oversight of credit risk in each business, reinforcing a culture of accountability, independence and balance.

Who Manages Credit Risk
The responsibility for credit risk management is enterprise-wide in scope.
Credit risk control functions are integrated into each business to reinforce ownership of credit risk, reporting to the Risk Management Department to ensure objectivity and accountability.
Each business segment’s credit risk control unit is primarily responsible for credit adjudication, and is subject to compliance with established policies, exposure guidelines and discretionary limits, as well as adherence to established standards of credit assessment, with escalation to the Risk Management Department for material credit decisions.
Independent oversight of credit risk is provided by the Risk Management Department, through the development of centralized policies to govern and control portfolio risks and product specific policies as required.
The Risk Committee of the Board ultimately oversees the management of credit risk and annually approves all major credit risk policies.

How we Manage Credit Risk
Credit Risk is managed through a centralized infrastructure based on:

•	Centralized approval by the Risk Management Department of all credit risk policies and the discretionary limits of officers throughout the Bank for extending lines of credit;
•
The establishment of guidelines to monitor and limit concentrations in the portfolios in accordance with the Board approved, enterprise-wide policies governing country risk, industry risk and group exposures;

•
The development and implementation of credit risk models and policies for establishing borrower and facility risk ratings to quantify and monitor the level of risk and facilitate its management in our Commercial Banking and Wholesale Banking businesses. Risk ratings are also used to determine the amount of credit exposure we are willing to extend to a particular borrower.

•	Approval of the scoring techniques and standards used in extending, monitoring and reporting of personal credit in our retail businesses;
•	Implementation of management processes to monitor country, industry and counterparty risk ratings which include daily, monthly and quarterly review requirements for credit exposures;
•	Implementation of an ongoing monitoring process for the key risk parameters used in our credit risk models.
Unanticipated economic or political changes in a foreign country could affect cross-border payments for goods and services, loans, dividends, trade-related finance, as well as repatriation of the Bank’s capital in that country. The Bank currently has counterparty exposure in a number of countries, with the majority of the exposure in North America. Country risk ratings are based on approved risk rating models and qualitative factors and are used to establish country exposure guidelines covering all aspects of credit exposure across all businesses. Country risk ratings are managed on an ongoing basis and subject to a detailed review at least annually.
As part of our credit risk strategy, we establish credit exposure limits for specific industry sectors. We monitor industry concentration limits to ensure the diversification of our loan portfolio. Industry exposure guidelines are a key element of this process as they limit exposure based on an internal risk rating score determined through the use of our industry risk rating model and detailed industry analysis.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 22

   If several industry segments are affected by common risk factors, we assign a single exposure guideline to those segments. In addition, for each material industry, the Risk Management Department assigns a maximum exposure limit or a concentration limit which is a percentage of our total wholesale and commercial exposure. We regularly review industry risk ratings to ensure that those ratings properly reflect the risk of the industry.
Credit derivatives may be used from time to time to mitigate industry concentration and borrower-specific exposure as part of our portfolio risk management techniques.

Credit Risk Exposures under Basel II
Gross credit risk exposures include both on- and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives and certain repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees and certain repo-style transactions. The calculation of gross credit risk exposures differs under each of the two approaches we use to measure credit risk: the Standardized approach and the AIRB approach.
Gross credit risk exposures, measured before credit risk mitigants, are given below:

Gross Credit Risk Exposures[1] by Counterparty Type - Standardized and AIRB Approaches
	As at April 30, 2008			As at January 31, 2008
(millions of Canadian dollars)	Standardized	AIRB	Total	Standardized	AIRB	Total
Residential secured	$7,849	$124,927	$132,776	$4,071	$117,856	$121,927
Qualifying revolving retail	-	41,019	41,019	-	40,353	40,353
Other retail	15,375	20,040	35,415	11,903	19,589	31,492
Corporate	45,019	99,646	144,665	24,305	98,039	122,344
Sovereign	724	42,261	42,985	1,276	34,440	35,716
Bank	6,841	84,982	91,823	1,299	92,347	93,646
Gross credit risk exposures	$75,808	$412,875	$488,683	$42,854	$402,624	$445,478
1    Gross credit risk exposures exclude equity and securitization exposures.

Gross credit risk exposures increased $43.2 billion over the prior quarter. Of this increase, $30.3 billion was due to the Commerce acquisition and is included under the Standardized approach.

Credit Risk Exposures subject to the Standardized approach
Under the Standardized approach, used primarily for TD Banknorth portfolios, balance sheet exposures (net of specific allowances) are multiplied by OSFI-prescribed risk-weights to calculate RWA. Risk-weights are assigned based on certain factors including counterparty type, product type and the nature/extent of credit risk mitigation. External credit ratings from Moody’s Investors Service are used to determine the risk-weight of our Sovereign and U.S. Bank exposures. For off-balance sheet exposures, the notional amount of the exposure is multiplied by a credit conversion factor to produce a credit equivalent amount which is then treated in the same manner as an on-balance sheet exposure.
Commerce exposures are currently subject to the Interim Approach to Reporting. This approach is similar to the Standardized approach, with the exception of Small business entities, which receive a higher risk-weight under the Interim Approach to Reporting than they do under the Standardized approach.

Credit Risk Exposures subject to the AIRB approach
Banks adopting the AIRB approach to credit risk are required to categorize banking-book exposures by counterparty type, each having different underlying risk characteristics. These counterparty types may differ from the presentation in our financial statements.
Our credit risk exposures are categorized into two main portfolios, non-retail and retail. For the non-retail portfolio, exposures are managed on an individual basis, using industry and sector-specific credit risk models, and expert judgement. We have categorized non-retail credit risk exposures according to the following Basel II counterparty types: corporate (wholesale and commercial customers, and certain small businesses), sovereign (governments, central banks and certain public sector entities), and bank (regulated deposit-taking institutions and securities firms).
For the retail portfolio (individuals and certain small businesses), exposures are managed on a pooled basis, using predictive credit scoring techniques. We have categorized three sub-types of retail exposures: residential secured (e.g. individual mortgages, home equity lines of credit), qualifying revolving retail (e.g. individual credit cards, unsecured lines of credit and overdraft protection products), and other retail (e.g. personal loans, student lines of credit, small business banking credit products).

Risk Parameters
Under the AIRB approach, we have developed internal risk rating systems based on key risk estimates; first, probability of default (PD) - the degree of likelihood that the borrower will not be able to meet its scheduled repayments; second, exposure at default (EAD) - the total amount we are exposed to at the time of default; and third, loss given default (LGD) - the amount of the loss when a borrower defaults on a loan, expressed as a percentage of EAD. Application of these risk parameters allows us to measure and monitor our credit risk to ensure it remains within pre-determined thresholds.

Non-retail Exposures
Credit risk for non-retail exposures is evaluated through a two-dimensional risk rating system comprised of a borrower risk rating and a facility risk rating, which is applied to all corporate, sovereign, and bank exposures. The risk ratings are determined through the use of industry and sector-specific credit risk models designed to quantify and monitor the level of risk and facilitate its management. All borrowers and facilities are assigned an internal risk rating which must be reviewed at least once each year.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 23

Each borrower is assigned a borrower risk rating that reflects the PD of the borrower. Key factors in the assessment of borrower risk include the borrower’s competitive position, industry, financial performance, economic trends, management and access to funds. The facility risk rating maps to LGD and takes into account facility-specific characteristics, such as collateral, seniority of debt, and structure.
Internal risk ratings form the basis of several decision-making processes within the organization, including the calculation of general allowances for credit losses, regulatory capital and economic capital. Internal ratings are also integral to portfolio monitoring and management, and are used in setting exposure limits and loan pricing.

Retail Exposures
Our retail credit segment is composed of a large number of customers, and includes residential mortgages, unsecured loans, credit card receivables and small business credits. Requests for retail credit are processed using automated credit and behavioural scoring systems or, for larger and more complex transactions, directed to underwriters in regional credit centres who operate within designated approval limits. Once retail credits are funded they are monitored on an ongoing basis using quantitative customer management programs which utilize current internal and external risk indicators to identify changes in risk.
Retail exposures are assessed on a pooled basis, with each pool consisting of exposures that possess similar homogeneous characteristics. Pools are segmented by product type and by the forward-looking one-year PD estimate. Credit risk is evaluated through statistically derived analytical models and decision strategies. Proprietary statistical models have been developed for each retail product portfolio based on a minimum of 10 years of internal historical data. Credit risk parameters (PD, EAD and LGD) for each individual facility are updated quarterly using the most recent borrower credit bureau and product-related information. The calculation of LGD includes an adjustment to reflect the potential of increased loss during an economic downturn.

Validation of the Credit Risk Rating System
Credit risk rating systems and methodologies are subject to independent validation to verify that they remain accurate predictors of risk. The validation process includes the following considerations:

•
Risk parameter estimates - PDs, EADs and LGDs are reviewed and updated against actual loss experience and benchmarked against public sources of information to ensure estimates continue to be reasonable predictors of potential loss

•	Model performance - estimates continue to be discriminatory, stable and predictive
•	Data quality - data used in the risk rating system is accurate, appropriate and sufficient
•	Assumptions - key assumptions underlying model development remain valid for the current portfolio and environment

The Risk Management Department contributes to the oversight of the credit risk rating system in accordance with the Bank’s model risk rating policy. The Risk Committee of the Board is apprised of the performance of the credit risk rating system, at a minimum, on an annual basis. The Risk Committee must approve any material changes to the Bank’s credit risk rating system.

Stress Testing
Sensitivity and stress tests are used to ascertain the size of probable losses under a range of scenarios for our credit portfolios. Sensitivity tests are performed using different market and economic assumptions to examine the impact on portfolio metrics. Stress tests are also employed to assess client-specific and portfolio vulnerability to the effects of severe but plausible conditions, such as material market or industry disruption or economic downturn.

Credit Risk Mitigation
There are documented policies and procedures in place for the valuation and management of financial and non-financial collateral, for vetting and negotiation of netting agreements, and other credit risk mitigation techniques used in connection with on- and off-balance sheet banking activities which result in credit exposure. The amount and type of collateral and other credit enhancements required depend on the Bank’s internal assessment of counterparty credit quality and repayment capacity.
Non-financial collateral is primarily used in connection with retail exposures. Enterprise-wide standards for collateral valuation, frequency of recalculation of the collateral requirement, documentation, registration and perfection procedures and monitoring are in effect. Non-financial collateral taken by the Bank includes residential real estate, real estate under development, commercial real estate and business assets, such as accounts receivable, inventory and fixed assets. Non-financial collateral is concentrated in residential real estate and business assets.
Financial collateral is primarily used in connection with non-retail exposures. Financial collateral processes are centralized in the Treasury Credit group within Wholesale Banking and include pre-defined haircuts and procedures for the receipt, safekeeping and release of the pledged securities. The main types of financial collateral taken by the Bank include cash and negotiable securities issued by governments and investment grade issuers.
Guarantees may be taken in order to reduce the risk in credit exposures. For guarantees taken in support of a pool of retail exposures, the guarantor must be a government agency or investment grade issuer.
The Bank makes use of credit derivatives and on-balance sheet netting for the purposes of credit risk mitigation. Derivative counterparties are investment grade financial institutions with the additional benefit of netting agreements and collateral support agreements. Credit policies are in place that limit the amount of credit exposure to an entity based on the credit quality and repayment capacity of the entity.
Off-balance sheet transactions with qualifying financial institutions are subject to netting agreements and collateral agreements. Residual credit exposure, after the effects of collateral, are calculated and reported daily. This represents a substantial portion of credit risk mitigation used in connection with off-balance sheet items and related credit exposures.

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MARKET RISK
Market risk is the potential for loss from changes in the value of financial instruments. The value of a financial instrument can be affected by changes in interest rates, foreign exchange rates, equity and commodity prices and credit spreads.
We are exposed to market risk in our trading and investment portfolios, as well as through our non-trading activities.

Market Risk in Trading Activities
The four main trading activities that expose us to market risk are:

• Market making: We provide markets for a large number of securities and other traded products. We keep an inventory of these securities to buy from and sell to investors, profiting from the spread between bid and ask prices;

• Sales: We provide a wide variety of financial products to meet the needs of our clients, earning money on these products from mark-ups and commissions;

• Arbitrage: We take positions in certain markets or products and offset the risk in other markets or products. Our knowledge of various markets and products and how they relate to one another allows us to identify and benefit from pricing anomalies;

• Positioning: We aim to make profits by taking positions in certain financial markets in anticipation of changes in those markets.

Who Manages Market Risk in Trading Activities
Primary responsibility for managing market risk in trading activities lies with Wholesale Banking with oversight from Trading Risk Management within the Risk Management Department.

How we Manage Market Risk in Trading Activities

Trading Limits
We set trading limits that are consistent with the approved business plan for each business and our tolerance for the market risk of that business.
The core market risk limits are based on the key risk drivers in the business and can include notional limits, credit spread limits, yield curve shift limits, price and volatility shift limits.
Another primary measure of trading limits is Value-at-Risk (VaR) which we use to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities.
At the end of each day, risk positions are compared with risk limits, with excesses reported in accordance with established market risk policies and procedures.

Calculating VaR
We estimate VaR by creating a distribution of potential changes in the market value of the current portfolio. We value the current portfolio using the most recent 259 trading days of market price and rate changes as well as the market value changes associated with probability of Debt Issuer rating migrations and defaults. VaR is then computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days.

The graph below discloses daily VaR usage and trading-related income[1] within the Wholesale Banking segment.

[1] Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 25

Value-at-Risk Usage
	For the quarter ended								For the six months ended
(millions of Canadian dollars)	April 30, 2008						Jan 31, 2008 Average	April 30, 2007 Average	April 30, 2008 Average	April 30, 2007 Average
	As at	Average	High		Low
Interest rate and credit spread risk	$23.6	$26.3	$31.6		$19.0		$15.8	$7.0	$21.1	$7.3
Equity risk	11.1	10.2	14.5		4.5		5.3	10.3	7.7	8.7
Foreign exchange risk	2.2	2.4	6.7		1.0		2.5	2.0	2.5	2.0
Commodity risk	1.7	1.6	3.0		0.7		1.0	1.6	1.3	1.6
Debt specific risk	35.0	31.2	41.7		19.8		19.1	13.1	25.2	13.6
Diversification effect[1]	(30.3)	(29.8)	n/m	[2]	n/m	[2]	(19.9)	(17.4)	(24.9)	(16.1)
Total Value-at-Risk	$43.3	$41.9	$54.1		$27.0		$23.8	$16.6	$32.9	$17.1
[1] The aggregate VaR is less then the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2] Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stress Testing
Our trading business is subject to an overall global stress test limit. As well, each global business has a stress test limit, and each broad risk class has an overall stress test limit.
Stress tests are produced and reviewed regularly with the Market Risk and Capital Committee.

Market Risk in Investment Activities
We are also exposed to market risk in the Bank’s own investment portfolio and in the merchant banking business. Risks are managed through a variety of processes, including identification of our specific risks and determining their potential impact. Policies and procedures are established to monitor, measure and mitigate those risks.

Who Manages Market Risk in Investment Activities
The TDBFG Investment Committee regularly reviews the performance of the Bank’s own investments and assesses the success of the portfolio managers. Similarly, the Merchant Banking Investment Committee reviews and approves merchant banking investments. The Risk Committee of the Board reviews and approves the investment policies and limits for the Bank’s own portfolio and for the merchant banking business.

How we Manage Risk in Investment Activities
We use advanced systems and measurement tools to manage portfolio risk. Risk intelligence is embedded in the investment decision-making process by integrating performance targets, risk/return tradeoffs and quantified risk tolerances. Analysis of returns identifies performance drivers, such as sector and security exposures, as well as the influence of market factors.

Market Risk in Non-trading Banking Transactions
We are exposed to market risk when we enter into non-trading banking transactions with our customers. These transactions primarily include deposit taking and lending, which are also referred to as “asset and liability” positions.

Asset/Liability Management
Asset/liability management deals with managing the market risks of our traditional banking activities. Market risks primarily include interest rate risk and foreign exchange risk.

Who is Responsible for Asset/Liability Management
The Treasury and Balance Sheet Management Department measures and manages the market risks of our non-trading banking activities, with oversight from the Asset/Liability Committee, which is chaired by the Chief Financial Officer, and includes other senior executives. The Risk Committee of the Board periodically reviews and approves all asset/liability management market risk policies and receives reports on compliance with approved risk limits.

How we Manage our Asset and Liability Positions
When Bank products are issued, risks are measured using a fully hedged option-adjusted transfer-pricing framework that allows us to measure and manage product risk within a target risk profile. The framework also ensures that business units engage in risk-taking activities only if they are productive.

Managing Interest Rate Risk
Interest rate risk is the impact that changes in interest rates could have on our margins, earnings and economic value. The objective of interest rate risk management is to ensure that earnings are stable and predictable over time. To this end, we have adopted a disciplined hedging approach to managing the net income contribution from our asset and liability positions including a modeled maturity profile for non-rate sensitive assets, liabilities and equity. Key aspects of this approach are:
• Evaluating and managing the impact of rising or falling interest rates on net interest income and economic value;
• Measuring the contribution of each Bank product on a risk-adjusted, fully-hedged basis, including the impact of financial options, such as mortgage commitments, that are granted to customers;
• Developing and implementing strategies to stabilize net income from all personal and commercial banking products.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 26

We are exposed to interest rate risk when asset and liability principal and interest cash flows have different payment or maturity dates. These are called “mismatched positions.” An interest-sensitive asset or liability is repriced when interest rates change, when there is cash flow from final maturity, normal amortization, or when customers exercise prepayment, conversion or redemption options offered for the specific product.
Our exposure to interest rate risk depends on the size and direction of interest rate changes, and on the size and maturity of the mismatched positions. It is also affected by new business volumes, renewals of loans or deposits, and how actively customers exercise options, such as prepaying a loan before its maturity date.
Interest rate risk is measured using various interest rate “shock” scenarios to estimate the impact of changes in interest rates on both the Bank’s annual Earnings at Risk (EaR) and Economic Value at Risk (EVaR). EaR is defined as the change in our annual net interest income from a 100 bps unfavourable interest rate shock due to mismatched cash flows. EVaR is defined as the difference in the change in the present value of our asset portfolio and the change in the present value of our liability portfolio, including off-balance sheet instruments, resulting from a 100 bps unfavourable interest rate shock.
Valuations of all asset and liability positions, as well as off-balance sheet exposures, are performed regularly. Our objectives are to protect the present value of the margin booked at the time of inception for fixed-rate assets and liabilities, and to reduce the volatility of net interest income over time.
The interest rate risk exposures from instruments with closed (non-optioned) fixed-rate cash flows are measured and managed separately from embedded product options. Projected future cash flows include the impact of modeled exposures for:
• An assumed maturity profile for our core deposit portfolio;
• Our targeted investment profile on our net equity position;
• Liquidation assumptions on mortgages other than from embedded pre-payment options.
The objective of portfolio management within the closed book is to eliminate cash flow mismatches, thereby reducing the volatility of net interest income.
Product options, whether they are freestanding options such as mortgage rate commitments or embedded in loans and deposits, expose us to a significant financial risk.
Our exposure from freestanding mortgage rate commitment options is modeled based on an expected funding ratio derived from historical experience. We model our exposure to written options embedded in other products, such as the rights to prepay or redeem, based on analysis of rational customer behaviour. We also model an exposure to declining interest rates resulting in margin compression on certain demand deposit accounts that are interest rate sensitive. Product option exposures are managed by purchasing options or through a dynamic hedging process designed to replicate the payoff on a purchased option.
The Bank’s policy sets overall limits on EVaR and EaR based on 100 bps interest rate shock for its management of Canadian and U.S. non-trading interest rate risk.
The following graph shows our interest rate risk exposure (as measured by EVaR) on all non-trading assets, liabilities and derivative instruments used for interest rate risk management instruments.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at April 30, 2008, an immediate and sustained 100 bps increase in interest rates would have increased the economic value of shareholders’ equity by $51.4 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $124 million after tax.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 27

The following table shows the sensitivity by currency for those currencies where the Bank has material exposure.
Sensitivity of After-tax Economic Value at Risk by Currency
(millions of Canadian dollars)	As at April 30, 2008		As at Jan 31, 2008
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$16.1	$(53.4)	$(3.9)	$(30.1)
U.S. dollar	35.3	(70.6)	3.7	(27.4)

Managing Non-trading Foreign Exchange Risk
Foreign exchange risk refers to losses that could result from changes in foreign-currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk.
We are exposed to non-trading foreign exchange risk from our investments in foreign operations, and when our foreign currency assets are greater or less than our liabilities in that currency, they create a foreign currency open position. An adverse change in foreign exchange rates can impact our reported net income and equity, and also our capital ratios. Our objective is to minimize these impacts.
Minimizing the impact of an adverse foreign exchange rate change on reported equity will cause some variability in capital ratios, due to the amount of RWA that are denominated in a foreign currency. If the Canadian dollar weakens, the Canadian-dollar equivalent of our RWA in a foreign currency increases, thereby increasing our capital requirement. For this reason, the foreign exchange risk arising from the Bank’s net investments in foreign operations is hedged to the point where capital ratios change by no more than a tolerable amount for a given change in foreign exchange rates.

LIQUIDITY RISK
Liquidity risk is the risk that we cannot meet a demand for cash or fund our obligations as they come due. Demand for cash can arise from withdrawals of deposits, debt maturities and commitments to provide credit. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due and to sustain and grow our assets and operations both under normal and stress conditions. In the unlikely event of a funding disruption, we need to be able to continue to function without being forced to sell too many of our assets. The process that ensures adequate access to funds is known as the management of liquidity risk.

Who Manages Liquidity Risk
The Asset/Liability Committee oversees our liquidity risk management program. It ensures that a management structure is in place to properly measure and manage liquidity risk. In addition, a Global Liquidity Forum, comprising senior management from Finance, Treasury and Balance Sheet Management, Risk Management and Wholesale Banking, identifies and monitors our liquidity risks. When necessary, the Forum recommends actions to the Asset/Liability Committee to maintain our liquidity position within limits in both normal and stress conditions. We have one global liquidity risk policy, but the major operating areas measure and manage liquidity risks as follows:

•
The Treasury and Balance Sheet Management Department is responsible for consolidating and reporting the Bank’s global liquidity risk position and for managing the Canadian Personal and Commercial Banking liquidity position.

•	Wholesale Banking is responsible for managing the liquidity risks inherent in the wholesale banking portfolios.
•	TD Commerce is responsible for managing its liquidity position.
•	Each area must comply with the Global Liquidity Risk Management policy that is periodically reviewed and approved by the Risk Committee of the Board.

How we Manage Liquidity Risk
Our overall liquidity requirement is defined as the amount of liquidity required to fund expected cash outflows, as well as a liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
We measure liquidity requirements using a conservative base case scenario to define the amount of liquidity that must be held at all times for a specified minimum period. This scenario provides coverage for 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecast operational requirements. In addition, we provide for coverage of Bank-sponsored funding programs, such as Bankers’ Acceptance notes we issue on behalf of clients, and Bank-sponsored Asset-backed Commercial Paper. We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully collateralized basis for a period up to one year.
We meet liquidity requirements by holding assets that can be readily converted into cash, and by managing our cash flows. To be considered readily convertible into cash, assets must be currently marketable, of sufficient credit quality and available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets needed for collateral purposes or those that are similarly unavailable are not considered readily convertible into cash.
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on a global basis to ensure consistent and efficient management of liquidity risk across all of our operations. On April 30, 2008, our consolidated surplus liquid asset position up to 90 days was $5.7 billion, compared with a surplus liquid-asset position of $7.8 billion on January 31, 2008. Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 28

Contingency Planning
If a liquidity crisis were to occur, we have contingency plans in place to ensure that we can meet all our obligations as they come due.
At the time of preparing this report, global debt markets were experiencing a significant liquidity event. During that time, we continued to operate within our liquidity risk management framework and limit structure.

OFF-BALANCE SHEET ARRANGEMENTS

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets, and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Consolidated Balance Sheet.

Securitization of Bank-originated Assets
The Bank securitizes residential mortgages, personal loans, credit card loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of these securitization exposures are as follows:

Total Outstanding Exposures Securitized by the Bank as an Originator[1,2]

(millions of Canadian dollars)	As at April 30, 2008				As at October 31, 2007
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Significant unconsolidated QSPEs		Significant unconsolidated SPEs
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$-	$-	$20,497	$322	$-	$-	$20,352	$289
Personal loans	8,500	88	-	-	9,000	71	-	-
Credit card loans	800	3	-	-	800	6	-	-
Commercial mortgage loans	155	5	-	-	163	5	-	-
	$9,455	$96	$20,497	$322	$9,963	$82	$20,352	$289
1 Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2  In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal loans
The Bank securitizes personal loans through QSPEs, as well as single-seller conduits via QSPEs. These structures are used to enhance the Bank’s liquidity position, to diversify its sources of funding and to optimize the management of its balance sheet. As at April 30, 2008, the single-seller conduits had $5.1 billion (October 31, 2007 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $3.4 billion (October 31, 2007 - $3.9 billion) of term notes outstanding. While the probability of loss is negligible, as at April 30, 2008, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2007 - $5.1 billion) of which $1.1 billion of underlying personal loans was government insured. Additionally, the Bank had retained interests of $88 million (October 31, 2007 - $71 million) relating to excess spread.

Credit card loans
The Bank provides credit enhancement to the QSPE through its retained interests in the excess spread. As at April 30, 2008, the maximum potential exposure to loss was $3 million (October 31, 2007 - $6 million) through retained interests.

Commercial mortgage loans
As at April 30, 2008, the Bank’s maximum potential exposure to loss was $5 million (October 31, 2007 - $5 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. All Bank-sponsored third party-originated assets are securitized through SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $12.4 billion (October 31, 2007 - $12.7 billion) as at April 30, 2008. Further, the Bank has committed to an additional $2.4 billion (October 31, 2007 - $2.5 billion) in liquidity facilities for asset-backed commercial paper that could potentially be issued by the conduits. As at April 30, 2008, the Bank also provided deal-specific credit enhancement in the amount of $73 million (October 31, 2007 - $59 million). Note 25 to the Bank’s 2007 Annual Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to commit.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 29

All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, asset-backed commercial paper conduits are as follows:

Total Outstanding Exposures Securitized by the Bank-Sponsored Third Party-originated Assets [3]

(millions of Canadian dollars)	As at April 30, 2008			As at October 31, 2007
	Significant unconsolidated SPEs	Ratings profile of SPE asset class		Significant unconsolidated SPEs	Ratings profile of SPE asset class
		AAA	AA+ to AA-		AAA	AA+ to AA-
Residential mortgage loans	$3,337	$3,284	$53	$3,046	$2,998	$48
Credit card loans	507	507	-	486	486	-
Automobile loans and leases	5,207	5,203	4	5,593	5,589	4
Equipment loans and leases	644	643	1	701	700	1
Trade receivables	2,749	2,722	27	2,833	2,805	28
	$12,444	$12,359	$85	$12,659	$12,578	$81
3  Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.

Liquidity Facilities to Third Party-sponsored Conduits
The Bank has exposure to the U.S. arising from providing liquidity facilities of $453 million (October 31, 2007 - $427 million) to third party-sponsored conduits of which none has been drawn. The assets within these conduits are primarily comprised of automotive-related financing assets, including loans and leases. In the event that the facilities are drawn, the Bank’s credit exposure will mainly be AAA rated.

Other Investment and Financing Products
Other Financing Transactions
The Bank enters into transactions with major U.S. corporate clients through jointly-owned VIEs as a means to provide them with cost efficient financing. Under these transactions, as at April 30, 2008, the Bank provided approximately $1.9 billion (October 31, 2007 - $3.0 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with credit ratings from AA to AA+ on an S&P equivalent basis fully covering its investments in these VIEs. At the inception of the transactions, the counterparties posted collateral in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. At April 30, 2008, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $900 million (October 31, 2007 - $1.5 billion). As at April 30, 2008, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $1.9 billion (October 31, 2007 - $3.0 billion). The transactions allow the Bank unilateral discretion to exit the transactions every 30 to 90 days. As at April 30, 2008, these VIEs had assets totalling more than $9.6 billion (October 31, 2007 - $12.0 billion).

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). As at April 30, 2008, the Bank had approximately $583 million (October 31, 2007 - $677 million) of run-off notional exposure where the Bank purchased credit protection via CDOs which it originated. In addition, as at April 30, 2008, the Bank had approximately $2.4 billion (October 31, 2007 - $2.1 billion) of gross notional exposure where the Bank sold credit protection via CDOs, of which $1.6 billion (October 31, 2007 - $1.5 billion) was hedged on a back-to-back basis by buying credit protection on the same CDOs, which resulted in a net position of $0.8 billion (October 31, 2007 - $0.6 billion). The Bank does not have any exposure to U.S. subprime mortgages via the CDOs. The CDOs are referenced to primarily investment-grade corporate debt securities. The back-to-back hedges are not entered into with monoline insurers; rather they are entered into with global financial institutions, such as universal banks or broker-dealers. All exposures are managed as part of a trading portfolio with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. A sensitivity analysis was performed for all items fair valued using valuation techniques with significant non-observable market inputs, and disclosed in the Bank’s 2007 Annual Consolidated Financial Statements.

Leveraged Finance Credit Commitments
The Bank enters into various commitments to meet the financing needs of the Bank’s clients and to earn fee income. Included in ‘commitments to extend credit’, in Note 25 to the Bank’s 2007 Annual Consolidated Financial Statements, are leveraged finance commitments. Leveraged finance commitments, are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at April 30, 2008, was not significant, except for its commitment to provide funding in the amount of $3.3 billion (October 31, 2007 - $3.3 billion) to a consortium led by Ontario Teachers’ Pension Plan in their bid to privatize BCE Inc. These products may expose the Bank to liquidity and credit risks. There are adequate risk management and control processes in place to mitigate these risks. Note 25 to the Bank’s 2007 Annual Consolidated Financial Statements provides detailed information about the maximum amount of additional credit the Bank could be obligated to extend. Funding commitments on loans that the Bank intends to syndicate are recorded as a derivative at fair value with changes in fair value recorded through income.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 30

RELATED-PARTY TRANSACTIONS

During the quarter ended January 31, 2008, the Bank purchased certain securities with a notional value of approximately $300 million at par from a fund that is managed by the Bank. The Bank immediately recognized a securities loss of $45 million that was recorded in the Wholesale Banking segment.

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results[1]
	For the three months ended
		2008				2007		2006
(millions of Canadian dollars)	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31
Net interest income	$1,858	$1,788	$1,808	$1,783	$1,662	$1,671	$1,714	$1,623
Other income	1,530	1,816	1,742	1,899	1,882	1,834	1,604	1,688
Total revenue	3,388	3,604	3,550	3,682	3,544	3,505	3,318	3,311
Provision for (reversal of) credit losses	(232)	(255)	(139)	(171)	(172)	(163)	(170)	(109)
Non-interest expenses	(2,206)	(2,228)	(2,241)	(2,216)	(2,297)	(2,221)	(2,211)	(2,170)
Provision for income taxes	(160)	(235)	(153)	(248)	(234)	(218)	(175)	(235)
Non-controlling interests	(9)	(8)	(8)	(13)	(27)	(47)	(48)	(52)
Equity in net income of an associated company, net of income taxes	71	92	85	69	65	65	48	51
Net income - reported	852	970	1,094	1,103	879	921	762	796
Items of note affecting net income, net of income taxes:
Amortization of intangibles	92	75	99	91	80	83	87	61
Gain relating to restructuring of Visa	-	-	(135)	-	-	-	-	-
TD Banknorth restructuring, privatization and merger-related charges	-	-	-	-	43	-	-	-
Restructuring and integration charges relating to the Commerce acquisition	30	-	-	-	-	-	-	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(1)	(25)	2	(30)	(7)	5	8	5
Other tax items	-	20	-	-	-	-	-	24
Provision for insurance claims	-	20	-	-	-	-	-	-
Initial set up of specific allowance for credit card and overdraft loans	-	-	-	-	-	-	18	-
General allowance release	-	-	(39)	-	-	-	-	-
Total adjustments for items of note, net of income taxes	121	90	(73)	61	116	88	113	90
Net income - adjusted	973	1,060	1,021	1,164	995	1,009	875	886
Preferred dividends	(11)	(8)	(5)	(2)	(7)	(6)	(5)	(6)
Net income available to common shareholders - adjusted	$962	$1,052	$1,016	$1,162	$988	$1,003	$870	$880

(Canadian dollars)
Basic earnings per share
- reported	$1.12	$1.34	$1.52	$1.53	$1.21	$1.27	$1.05	$1.10
- adjusted	1.33	1.46	1.42	1.61	1.37	1.40	1.21	1.22
Diluted earnings per share
- reported	1.12	1.33	1.50	1.51	1.20	1.26	1.04	1.09
- adjusted	1.32	1.45	1.40	1.60	1.36	1.38	1.20	1.21
Return on common shareholders’ equity	13.4%	18.0%	20.8%	21.0%	17.1%	18.2%	15.7%	16.8%
 1 Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 31

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, as presented on pages 32 to 46 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2007. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s October 31, 2007 audited Consolidated Financial Statements, except as described below.

Changes in Significant Accounting Policies
Capital Disclosures
Effective November 1, 2007, the CICA’s new accounting standard, Section 1535, Capital Disclosures, was implemented, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new guidance did not have an effect on the financial position or earnings of the Bank.

Financial Instruments Disclosures and Presentation
Effective November 1, 2007, the accounting and disclosure requirements of the CICA’s two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, were implemented. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
Effective November 1, 2007, the Bank adopted EIC-166, Accounting Policy Choice for Transaction Costs. This abstract provided clarity around the application of accounting guidance related to transaction costs that is codified in Section 3855, Financial Instruments - Recognition and Measurement. More specifically, the abstract contemplated whether an entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than as held for trading or whether these transaction costs may be recognized in net income for certain of these financial assets and liabilities and added to the carrying amount for other financial assets and liabilities. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2007 Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 32

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	April 30	Oct. 31
(millions of Canadian dollars)	2008	2007
ASSETS
Cash and due from banks	$2,520	$1,790
Interest-bearing deposits with banks	15,599	14,746
	18,119	16,536
Securities
Trading	83,084	77,637
Designated as trading under the fair value option	2,043	2,012
Available-for-sale	53,929	35,650
Held-to-maturity	8,781	7,737
	147,837	123,036
Securities purchased under reverse repurchase agreements	33,067	27,648
Loans
Residential mortgages	67,137	58,485
Consumer installment and other personal	75,114	67,532
Credit card	6,166	5,700
Business and government	60,661	44,258
Business and government designated as trading under the fair value option	718	1,235
	209,796	177,210
Allowance for credit losses (Note 4)	(1,369)	(1,295)
Loans, net of allowance for credit losses	208,427	175,915
Other
Customers’ liability under acceptances	10,848	9,279
Investment in TD Ameritrade	4,829	4,515
Trading derivatives	37,602	36,052
Goodwill	14,213	7,918
Other intangibles	3,773	2,104
Land, buildings and equipment	3,715	1,822
Other assets	21,191	17,299
	96,171	78,989
Total assets	$503,621	$422,124

LIABILITIES
Deposits
Personal	$185,490	$147,561
Banks	8,773	10,162
Business and government	102,704	73,322
Trading	52,556	45,348
	349,523	276,393
Other
Acceptances	10,848	9,279
Obligations related to securities sold short	23,546	24,195
Obligations related to securities sold under repurchase agreements	14,850	16,574
Trading derivatives	37,730	39,028
Other liabilities	22,101	23,829
	109,075	112,905
Subordinated notes and debentures (Note 6)	12,466	9,449
Liabilities for preferred shares and capital trust securities (Note 7)	1,428	1,449
Non-controlling interests in subsidiaries	534	524
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: April 30, 2008 - 802.9 and Oct. 31, 2007 - 717.8) (Note 8)	12,818	6,577
Preferred shares (millions of shares issued and outstanding: April 30, 2008 - 45.0 and Oct. 31, 2007 - 17.0) (Note 8)	1,125	425
Contributed surplus	383	119
Retained earnings	16,864	15,954
Accumulated other comprehensive income (loss) (Note 10)	(595)	(1,671)
	30,595	21,404
Total liabilities and shareholders’ equity	$503,621	$422,124

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 33

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2008	2007	2008	2007
Interest income
Loans	$3,240	$3,117	$6,636	$6,191
Securities
Dividends	242	189	502	462
Interest	929	919	1,904	1,905
Deposits with banks	159	111	273	158
	4,570	4,336	9,315	8,716
Interest expense
Deposits	2,056	1,989	4,310	4,037
Subordinated notes and debentures	159	124	317	232
Preferred shares and capital trust securities	23	32	46	62
Other liabilities	474	529	996	1,052
	2,712	2,674	5,669	5,383
Net interest income	1,858	1,662	3,646	3,333
Other income
Investment and securities services	544	619	1,123	1,199
Credit fees	108	103	209	199
Net securities gains	110	102	262	172
Trading (loss) income	(104)	192	56	408
Income (loss) from financial instruments designated as trading under the fair value option	5	5	(44)	(4)
Service charges	258	244	518	493
Loan securitizations (Note 5)	91	97	167	231
Card services	116	107	235	216
Insurance, net of claims	250	251	436	505
Trust fees	36	38	70	69
Other	116	124	314	228
	1,530	1,882	3,346	3,716
Total revenue	3,388	3,544	6,992	7,049
Provision for credit losses (Note 4)	232	172	487	335
Non-interest expenses
Salaries and employee benefits	1,137	1,169	2,308	2,326
Occupancy, including depreciation	188	185	369	360
Equipment, including depreciation	148	153	292	297
Amortization of other intangibles	117	112	239	230
Restructuring costs (Note 13)	48	67	48	67
Marketing and business development	102	111	212	224
Brokerage-related fees	63	57	122	111
Professional and advisory services	118	108	229	234
Communications	48	49	95	98
Other	237	286	520	571
	2,206	2,297	4,434	4,518
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	950	1,075	2,071	2,196
Provision for income taxes	160	234	395	452
Non-controlling interests in subsidiaries, net of income taxes	9	27	17	74
Equity in net income of an associated company, net of income taxes	71	65	163	130
Net income	852	879	1,822	1,800
Preferred dividends	11	7	19	13
Net income available to common shareholders	$841	$872	$1,803	$1,787

Average number of common shares outstanding (millions) (Note 14)
Basic	747.7	719.1	732.9	718.7
Diluted	753.7	725.9	739.0	725.4
Earnings per share (in dollars) (Note 14)
Basic	$1.12	$1.21	$2.46	$2.49
Diluted	1.12	1.20	2.44	2.46
Dividends per share (in dollars)	0.59	0.53	1.16	1.01

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 34

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2008	2007	2008	2007
Common shares (Note 8)
Balance at beginning of period	$6,632	$6,417	$6,577	$6,334
Proceeds from shares issued on exercise of options	29	19	71	53
Shares issued as a result of dividend reinvestment plan	22	21	43	40
Impact of shares (acquired) sold for trading purposes[1]	(12)	(2)	(20)	28
Shares issued on acquisition of Commerce	6,147	-	6,147	-
Balance at end of period	12,818	6,455	12,818	6,455
Preferred shares (Note 8)
Balance at beginning of period	875	425	425	425
Share issues	250	-	700	-
Balance at end of period	1,125	425	1,125	425
Contributed surplus
Balance at beginning of period	121	68	119	66
Stock options (Note 11)	(1)	4	1	6
Conversion of TD Banknorth stock options on privatization (Note 11)	-	52	-	52
Conversion of Commerce stock options on acquisition (Note 11)	263	-	263	-
Balance at end of period	383	124	383	124
Retained earnings
Balance at beginning of period	16,499	14,375	15,954	13,725
Transition adjustment on adoption of Financial Instruments standards	-	-	-	80
Net income	852	879	1,822	1,800
Common dividends	(473)	(382)	(883)	(727)
Preferred dividends	(11)	(7)	(19)	(13)
Other	(3)	-	(10)	-
Balance at end of period	16,864	14,865	16,864	14,865
Accumulated other comprehensive income (loss), net of income taxes (Note 10)
Balance at beginning of period	(1,187)	(268)	(1,671)	(918)
Transition adjustment on adoption of Financial Instruments standards	-	-	-	426
Other comprehensive income for the period	592	174	1,076	398
Balance at end of period	(595)	(94)	(595)	(94)
Total shareholders’ equity	$30,595	$21,775	$30,595	$21,775

1     Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2008	2007	2008	2007
Net income	$852	$879	$1,822	$1,800
Other comprehensive income (loss), net of income taxes
Change in unrealized gains and (losses) on available-for-sale securities, net of hedging activities[a]	(69)	63	272	112
Reclassification to earnings in respect of available-for-sale securities[b]	(13)	(2)	(41)	(27)
Change in foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities [c,d]	470	97	239	420
Change in gains and (losses) on derivative instruments designated as cash flow hedges[e]	235	13	643	(114)
Reclassification to earnings of (gains) and losses on cash flow hedges[f]	(31)	3	(37)	7
Other comprehensive income for the period	592	174	1,076	398
Comprehensive income for the period	$1,444	$1,053	$2,898	$2,198
a Net of income tax benefit of $96 million and income tax expense of $113 million for the three and six months ended April 30, 2008 respectively.
b Net of income tax expense of $6 million and $16 million for the three and six months ended April 30, 2008 respectively.
c Net of income tax benefit of $14 million for the three months ended April 30, 2008 (three months ended April 30, 2007 - tax expense of $331 million). Net of income tax benefit of $295 million for the six months ended April 30, 2008 (six months ended April 30, 2007 - tax expense of $52 million).
d Includes $(39) million for the three months ended April 30, 2008 (three months ended April 30, 2007 - $681 million) of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations. Includes $(671) million for the six months ended April 30, 2008 (six months ended April 30, 2007 - $112 million) of after-tax gains (losses) arising from hedges of the Bank's investment in foreign operations.
e Net of income tax expense of $108 million and $275 million for the three and six months ended April 30, 2008 respectively.
f Net of income tax expense of $13 million and $16 million for the three and six months ended April 30, 2008 respectively.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 35

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2008	2007	2008	2007
Cash flows from (used in) operating activities
Net income	$852	$879	$1,822	$1,800
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	232	172	487	335
Restructuring costs	48	67	48	67
Depreciation	85	93	167	175
Amortization of other intangibles	117	112	239	230
Stock options	6	4	11	8
Net securities gains	(110)	(102)	(262)	(172)
Net gain on securitizations (Note 5)	(38)	(37)	(61)	(84)
Equity in net income of an associated company	(71)	(65)	(163)	(130)
Non-controlling interests	9	27	17	74
Future income taxes	(335)	189	(53)	359
Changes in operating assets and liabilities:
Current income taxes payable	(514)	252	(1,512)	(106)
Interest receivable and payable	(162)	65	(114)	137
Trading securities	(3,342)	9,032	672	6,527
Unrealized gains and amounts receivable on derivative contracts	(1,682)	(698)	(1,550)	276
Unrealized losses and amounts payable on derivative contracts	1,421	821	(1,298)	(194)
Other	3,248	(451)	(1,505)	(3,189)
Net cash used in operating activities	(236)	10,360	(3,055)	6,113
Cash flows from (used in) financing activities
Change in deposits	16,569	474	25,859	7,923
Securities sold under repurchase agreements	(2,667)	(9,275)	(1,724)	(7,333)
Securities sold short	(2,251)	(1,087)	(649)	(1,970)
Issue of subordinated notes and debentures	500	-	3,000	2,274
Liability for preferred shares and capital trust securities	(21)	(3)	(21)	3
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	27	1	17	36
Common shares issued on exercise of options	22	19	61	51
Common shares (acquired) sold in Wholesale Banking	(12)	(2)	(20)	28
Dividends paid in cash on common shares	(451)	(361)	(840)	(687)
Issuance of preferred shares	247	-	690	-
Dividends paid on preferred shares	(11)	(7)	(19)	(13)
Net cash from financing activities	11,952	(10,241)	26,354	312
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(2,500)	(1,072)	(853)	(1,033)
Activity in available-for-sale and held-to-maturity securities:
Purchases	(29,180)	(22,332)	(38,430)	(70,562)
Proceeds from maturities	3,348	23,430	6,697	63,908
Proceeds from sales	26,328	2,469	31,689	7,009
Activity in lending activities:
Origination and acquisitions	(31,920)	(33,165)	(69,614)	(72,661)
Proceeds from maturities	21,548	22,949	51,348	57,613
Proceeds from sales	292	1,190	453	1,788
Proceeds from loan securitizations (Note 5)	1,524	3,268	3,414	6,331
Land, buildings and equipment	(85)	(121)	(162)	(218)
Securities purchased under reverse repurchase agreements	1,167	6,923	(5,419)	5,527
Acquisitions and dispositions less cash and cash equivalents acquired (Note 20)	(1,759)	(3,713)	(1,759)	(4,139)
Net cash used in investing activities	(11,237)	(174)	(22,636)	(6,437)
Effect of exchange rate changes on cash and cash equivalents	5	(64)	67	(13)
Net increase in cash and cash equivalents	484	(119)	730	(25)
Cash and cash equivalents at beginning of period	2,036	2,113	1,790	2,019
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,520	$1,994	$2,520	$1,994
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,607	$2,793	$5,600	$5,265
Amount of income taxes paid during the period	496	275	1,532	673

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: BASIS OF PRESENTATION

These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2007, except as described in Note 2. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2007 and the accompanying notes included on pages 82 to 121 of the Bank’s 2007 Annual Report. Certain disclosures are included in the Management Discussion & Analysis (MD&A) as permitted by GAAP and as discussed on pages 21 to 27 of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

Note 2: CHANGES IN ACCOUNTING POLICIES

Capital Disclosures
Effective November 1, 2007, the CICA’s new accounting standard, Section 1535, Capital Disclosures, was implemented, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new guidance did not have an effect on the financial position or earnings of the Bank.

Financial Instruments Disclosures and Presentation
Effective November 1, 2007, the accounting and disclosure requirements of the CICA’s two new accounting standards, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, were implemented. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Accounting for Transaction Costs of Financial Instruments Classified Other Than as Held For Trading
Effective November 1, 2007, the Bank adopted EIC-166, Accounting Policy Choice for Transaction Costs. This abstract provided clarity around the application of accounting guidance related to transaction costs that is codified in Section 3855, Financial Instruments - Recognition and Measurement. More specifically the abstract contemplated whether an entity must make one accounting policy choice that applies to all financial assets and financial liabilities classified other than as held for trading or whether these transaction costs may be recognized in net income for certain of these financial assets and liabilities and added to the carrying amount for other financial assets and liabilities. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Note 3: FUTURE CHANGES IN ACCOUNTING POLICIES

Goodwill, Intangible Assets and Financial Statement Concepts
The CICA issued a new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with the new standard. The new and amended standards are effective for the Bank beginning November 1, 2008. The Bank is currently assessing the impact of these standards on its Consolidated Financial Statements.

Note 4: ALLOWANCE FOR CREDIT LOSSES, COLLATERAL AND LOANS PAST DUE BUT NOT IMPAIRED

The Bank maintains an allowance which it considers adequate to absorb all credit-related losses in a portfolio of instruments which are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Interim Consolidated Balance Sheet are deposits with banks, loans other than loans designated as trading under the fair value option, mortgages and acceptances. Items which are not recorded on the Interim Consolidated Balance Sheet include certain guarantees, letters of credit and undrawn lines of credit. The allowance, including the allowance for acceptances and off-balance sheet items, is deducted from loans in the Consolidated Balance Sheet. The change in the Bank’s allowance for credit losses for the six months ended April 30 is shown in the table below.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 37

Allowance for Credit Losses
	April 30, 2008				April 30, 2007
(millions of Canadian dollars)	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Balance at beginning of year	$203	$1,092	$1,295	$176	$1,141	$1,317
Acquisitions of TD Banknorth (including Interchange)[1]	-	-	-	-	14	14
Provision for (reversal of) credit losses	446	41	487	337	(2)	335
Write-offs	(470)	-	(470)	(361)	-	(361)
Recoveries	65	-	65	68	-	68
Other[2]	11	(19)	(8)	11	(6)	5
Allowance for credit losses at end of period	$255	$1,114	$1,369	$231	$1,147	$1,378

1 All loans acquired from Commerce were recorded at their fair value on the date of acquisition which takes into consideration the credit quality of the loans. As a result, an allowance for credit losses was not recorded on acquisition.
2 Includes foreign exchange rate changes.

A loan is past due when a counterparty has failed to make a payment by the contractual due date. The following table provides aging information for loans that are past due but not impaired. A grace period has been incorporated if it is common to a product type and provided to the counterparties. The grace period represents the additional time period (e.g. 3 days) beyond the contractual due date during which a counterparty is permitted to make the payment without the loan being classified as past due.

Gross Amount of Loans Past Due but not Impaired as at April 30, 2008
(millions of Canadian dollars)	1-30 days	31-60 days	61-89 days	90 days or more	Total
Residential mortgages	$752	$263	$48	$-	$1,063
Consumer installment and other personal loans	3,112	514	113	-	3,739
Credit cards	314	59	32	-	405
Business and government	1,970	229	67	-	2,266
Total	$6,148	$1065	$260	$-	$7,473

As at April 30, 2008, the fair value of financial collateral held against loans that were past due but not impaired was $48.1 million. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.
The carrying value of loans renegotiated during the six months ended April 30, 2008, that would otherwise be impaired, was $7.4 million.
As at April 30, 2008, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $23.5 billion. The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $5.85 billion. These transactions are conducted under terms that are usual and customary to standard lending, and stock borrowing and lending activities.

Note 5: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity, for its own assets securitized, for the three and six months ended April 30. In most cases, the Bank retained responsibility for servicing the assets securitized.

Securitization Activity
						For the three months ended
	April 30, 2008					April 30, 2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$2,024	$1,291	$800	$-	$4,115	$3,090	$1,528	$800	$218	$5,636
Retained interests	50	14	6	-	70	74	23	7	-	104
Cash flows received on retained interests	51	25	15	1	92	49	25	15	1	90

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 38

Securitization Activity
						For the six months ended
	April 30, 2008					April 30, 2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$3,914	$2,744	$1,600	$-	$8,258	$5,423	$3,924	$1,600	$218	$11,165
Retained interests	99	26	12	-	137	122	55	15	-	192
Cash flows received on retained interests	109	52	29	1	191	90	53	32	1	176

The following tables summarize the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and six months ended April 30.

Securitization Gains and Income on Retained Interests
						For the three months ended
	April 30, 2008					April 30, 2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale	$18	$14	$6	-	$38	$4	$23	$7	$3	$37
Income on retained interests[1]	22	6	25	-	53	32	8	20	-	60
Total	$40	$20	$31	-	$91	$36	$31	$27	$3	$97

Securitization Gains and Income on Retained Interests
						For the six months ended
	April 30, 2008					April 30, 2007
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale	$23	$26	$12	-	$61	$11	$57	$14	$2	$84
Income on retained interests[1]	46	13	47	-	106	77	21	49	-	147
Total	$69	$39	$59	-	$167	$88	$78	$63	$2	$231

1 Excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are included in trading income.

The key assumptions used to value the retained interests are as follows:

Key Assumptions
				2008				2007
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	18.5%	6.1%	43.5%	8.7%	20.0%	6.3%	42.7%	9.0%
Excess spread[2]	0.9	1.1	7.1	1.0	0.8	1.1	7.0	1.0
Discount rate	5.2	5.9	6.1	7.5	6.4	6.0	6.1	6.4
Expected credit losses[3]	-	-	2.4	0.1	-	-	2.1	0.1

1 Represents monthly payment rate for secured personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During the three months ended April 30, 2008, there were maturities of previously securitized loans and receivables of $2,591 million (three months ended April 30, 2007 - $2,368 million). Proceeds from new securitizations were $1,524 million for the three months ended April 30, 2008 (three months ended April 30, 2007 - $3,268 million). During the six months ended April 30, 2008, there were maturities of previously securitized loans and receivables of $4,844 million (six months ended April 30, 2007 - $4,834 million). Proceeds from new securitizations were $3,414 million for the six months ended April 30, 2008 (six months ended April 30, 2007 - $6,331 million).

Note 6: SUBORDINATED NOTES AND DEBENTURES

Medium Term Notes
On November 1, 2007, the Bank issued $2.5 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.382% until November 1, 2012 and the bankers' acceptance rate plus 1.00% thereafter until maturity on November 1, 2017. The notes are redeemable at the Bank's option at par on November 1, 2012. The Bank has included the issue as Tier 2B regulatory capital.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 39

On April 2, 2008, the Bank issued $500 million of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 5.48% until April 2, 2015 and the bankers’ acceptance rate plus 2.00% thereafter until maturity on April 2, 2020. The notes are redeemable at the Bank’s option at par on April 2, 2015. The Bank has included the issue as Tier 2B regulatory capital.

Note 7: LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES

The Bank’s liabilities for preferred shares and capital trust securities are as follows:

Liabilities
(millions of Canadian dollars)	April 30, 2008	Oct. 31, 2007
Preferred Shares
Preferred shares issued by the Bank (thousands of shares):
Class A - 14,000 Series M	$350	$350
Class A - 8,000 Series N	200	200
Total preferred shares	550	550
Capital Trust Securities[1]
Trust units issued by TD Capital Trust (thousands of units)
900 Capital Trust Securities - Series 2009	878	899
Total Capital Trust Securities	878	899
Total preferred shares and Capital Trust Securities	$1,428	$1,449

1 TD Capital Trust II Securities - Series 2012-1 are issued by TD Capital Trust II (Trust II), whose voting securities are 100% owned by the Bank. Trust II is a variable interest entity. As the Bank is not the primary beneficiary of Trust II, the Bank does not consolidate it. The senior deposit note of $350 million that was issued to Trust II is reflected in deposits on the Consolidated Balance Sheet. For regulatory purposes, the $350 million issued by Trust II is considered as part of the Bank’s available capital.

Note 8: SHARE CAPITAL

Common Shares
The Bank is authorized by the shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding
			For the six months ended
		April 30, 2008		April 30, 2007
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of period	717.8	$6,577	717.4	$6,334
Issued on exercise of options	1.4	71	1.5	53
Issued as a result of dividend reinvestment plan	0.6	43	0.6	40
Impact of shares (acquired) sold for trading purposes[1]	(0.2)	(20)	0.4	28
Issued on the acquisition of Commerce	83.3	6,147	-	-
Balance at end of period - common	802.9	$12,818	719.9	$6,455
Preferred (Class A - Series O, P, Q and R):
Balance at beginning of period	17.0	$425	17.0	$425
Issued during the period	28.0	700	-	-
Balance at end of period - preferred	45.0	$1,125	17.0	$425

1 Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

Class A First Preferred Shares, Series P
On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P shares for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares qualify as Tier 1 capital of the Bank.
The Series P shares are redeemable by the Bank for cash, subject to regulatory consent, at a declining premium on or after November 1, 2012.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 40

Class A First Preferred Shares, Series Q
On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q shares for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares qualify as Tier 1 capital of the Bank.
The Series Q shares are redeemable by the Bank for cash, subject to regulatory consent, at a declining premium on or after January 31, 2013.

Class A First Preferred Shares, Series R
On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R shares for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares qualify as Tier 1 capital of the Bank.
The Series R shares are redeemable by the Bank for cash, subject to regulatory consent, at a declining premium on or after April 30, 2013.

Note 9: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.
The Bank’s objectives include:
•	Provide sufficient capital to maintain the confidence of investors and depositors, while providing the Bank’s common shareholders with a satisfactory return;
•	Be an appropriately capitalized institution, as measured internally, defined by regulatory authorities and compared with the Bank’s peers; and
•	Achieve the lowest overall cost of capital consistent with preserving the appropriate mix of capital elements to meet target capitalization levels.
The Bank’s Total capital consists of two tiers of capital approved under OSFI’s regulatory capital guidelines.
   As at April 30, 2008, Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit) and 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios.
As at April 30, 2008, Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios and substantial investments.
   During the six months ended April 30, 2008, the Bank complied with the capital guidelines issued by OSFI under the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II). For the comparative period, the Bank complied with the capital guidelines issued by OSFI under the Basel I Capital Accord (Basel I). The Bank’s regulatory capital position was as follows:

(millions of Canadian dollars)	April 30, 2008[1] (Basel II)	Oct. 31, 2007[1] (Basel I)
Tier 1 capital	$16,262	$15,645
Tier 1 capital ratio[2]	9.1%	10.3%
Total capital[3]	$22,696	$19,794
Total capital ratio[4]	12.7%	13.0%
Assets-to-capital multiple[5]	19.2	19.7
1 The Bank’s capital positions were calculated based on Basel II as at April 30, 2008 and Basel I as at October 31, 2007, and as a result may not provide comparable information.
2 Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
3 Total capital includes Tier 1 and Tier 2 capital.
4 Total capital ratio is calculated as Total capital divided by RWA.
5 The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

Note 10: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) includes the after-tax change in unrealized gains and losses on available-for-sale securities, cash flow hedging activities and foreign currency translation adjustments.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)	As at April 30, 2008	As at April 30, 2007
Unrealized gain on available-for-sale securities, net of hedging activities	$624	$372
Unrealized foreign currency translation losses on investments in subsidiaries, net of hedging activities	(1,834)	(498)
Gains on derivatives designated as cash flow hedges	615	32
Accumulated other comprehensive income (loss) balance as at April 30	$(595)	$(94)

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 41

Note 11: STOCK BASED COMPENSATION

The following table summarizes the compensation expense recognized by the Bank for stock option awards for the three and six months ended April 30.

	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2008	2007	2008	2007
TD Bank	$6	$4	$11	$8
TD Banknorth	-	2	-	4

During the three months ended April 30, 2008 and April 30, 2007, there were no options granted by the Bank.
During the six months ended April 30, 2008, 2.0 million (six months ended April 30, 2007 - 1.5 million) options were granted by TD Bank with a weighted average fair value of $10.80 per option (six months ended April 30, 2007 - $11.46 per option).  During the six months ended April 30, 2007, 0.03 million options were granted by TD Banknorth with a weighted average fair value of $5.83 per option. On closing of the going-private transaction on April 20, 2007, TD Banknorth became a wholly-owned subsidiary of the Bank and TD Banknorth’s shares were delisted from the New York Stock Exchange. As a result, there are no longer any TD Banknorth-based stock options outstanding post privatization.
Effective fiscal 2008, the fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. Prior to fiscal 2008, the fair value of options granted was estimated at the date of grant using the Black-Scholes valuation model. The following assumptions were used:

	For the six months ended
TD Bank	April 30 2008	April 30 2007
Risk-free interest rate	3.8%	3.9%
Expected option life	5.5 years	5.2 years
Expected volatility	15.9%	19.5%
Expected dividend yield	2.85%	2.92%

	For the six months ended
TD Banknorth	April 30 2008	April 30 2007
Risk-free interest rate	-	4.45%
Expected option life	-	6 years
Expected volatility	-	15.07%
Expected dividend yield	-	2.98%

As a result of the acquisition of Commerce, 19.5 million Commerce stock options were converted into 10.8 million TD Bank stock options based on their intrinsic value on the exchange date. The fair value of the converted options was $263 million on the exchange date and is recorded in contributed surplus and was part of the purchase consideration.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 42

Note 12: EMPLOYEE FUTURE BENEFITS

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Pension Expense
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2008	2007	2008	2007
Elements of pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$21	$16	$37	$33
Interest cost on projected benefit obligation	33	28	63	56
Actual return on plan assets	110	(107)	107	(194)
Plan amendments	-	7	7	7
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	(148)	73	(183)	126
Actuarial losses[2]	5	2	5	5
Plan amendments[3]	2	(5)	(2)	(3)
Total	$23	$14	$34	$30
1 For the three months ended April 30, 2008, includes expected return on plan assets of $38 million (three months ended April 30, 2007 - $34 million) less actual return on plan assets of $(110) million (three months ended April 30, 2007 - $107 million). For the six months ended April 30, 2008, includes expected return on plan assets of $76 million (six months ended April 30, 2007 - $68 million) less actual return on plan assets of $(107) million (six months ended April 30, 2007 - $194 million).
2 For the three months ended April 30, 2008, includes loss recognized of $5 million (three months ended April 30, 2007 - $2 million) less actuarial losses on projected benefit obligation of nil (three months ended April 30, 2007 - nil). For the six months ended April 30, 2008, includes loss recognized of $5 million (six months ended April 30, 2007 - $5 million) less actuarial losses on projected benefit obligation of nil (six months ended April 30, 2007 - nil).
3 For the three months ended April 30, 2008, includes amortization of costs for plan amendments of $2 million (three months ended April 30, 2007 - $2 million) less actual cost amendments of nil (three months ended April 30, 2007 - $7 million). For the six months ended April 30, 2008, includes amortization of costs for plan amendments of $5 million (six months ended April 30, 2007 - $4 million) less actual cost amendments of $7 million (six months ended April 30, 2007 - $7 million).

Other Pension Plans’ Expense
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2008	2007	2008	2007
CT defined benefit pension plan	$1	$1	$2	$2
TD Banknorth defined benefit pension plans	1	1	-	3
Supplemental employee retirement plans	8	8	16	17
Total	$10	$10	$18	$22

Principal Non-Pension Post-Retirement Benefit Plan Expense
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2008	2007	2008	2007
Elements of non-pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$3	$3	$6	$6
Interest cost on projected benefit obligation	5	6	11	11
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses	2	2	3	3
Plan amendments	(2)	(2)	(3)	(3)
Total	$8	$9	$17	$17

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 43

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Pension Plan Contributions
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2008	2007	2008	2007
Principal pension plan	$18	$15	$37	$32
CT defined benefit pension plan	-	1	-	2
TD Banknorth defined benefit pension plan	-	-	-	47
Supplemental employee retirement plans	3	3	7	6
Non-pension post-retirement benefit plan	2	2	4	4
Total	$23	$21	$48	$91

As at April 30, 2008, the Bank expects to contribute an additional $51 million to its principal pension plan, nil to its CT defined benefit pension plan, $41 million to its TD Banknorth defined benefit pension plan, $7 million to its supplemental employee retirement plans and $4 million to its non-pension post-retirement benefit plan by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 13: RESTRUCTURING AND INTEGRATION CHARGES

As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken during the three months ended April 30, 2008, the Bank incurred $48 million of restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Interim Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.
In the normal course of the Bank’s financial reporting, TD Commerce Bank is consolidated on a one month lag basis. However, $48 million before-tax restructuring and integration costs incurred in April 2008 were included in the Bank’s results for the three months ended April 30, 2008 because they represent material TD Commerce Bank events for the three months ended April 30, 2008.

Note 14: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at April 30 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2008	2007	2008	2007
Basic Earnings per Share
Net income available to common shares ($ millions)	$841	$872	$1,803	$1,787
Average number of common shares outstanding (millions)	747.7	719.1	732.9	718.7
Basic earnings per share ($)	$1.12	$1.21	$2.46	$2.49
Diluted Earnings per Share
Net income available to common shares ($ millions)	$841	$872	$1,803	$1,787
Average number of common shares outstanding (millions)	747.7	719.1	732.9	718.7
Stock options potentially exercisable as determined under the treasury stock method[1]	6.0	6.8	6.1	6.7
Average number of common shares outstanding - diluted (millions)	753.7	725.9	739.0	725.4
Diluted earnings per share ($)	$1.12	$1.20	$2.44	$2.46

1 For the six months ended April 30, 2008, the computation of diluted earnings per share excluded weighted-average options outstanding of  2,823 thousand with a weighted-average exercise price of $70.05 as the options’ exercise prices were greater than the average market price of the Bank’s common shares. For the six months ended April 30, 2007, the computation of diluted earnings per share excluded weighted-average options outstanding of 176 with a weighted-average exercise price of $69.69 as the options’ exercise prices were greater than the average market price of the Bank’s common shares.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 44

Note 15: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. Results for these segments for the three and six months ended April 30 are presented in the following table:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking[2]		Corporate[2]		Total
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
For the three months ended	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net interest income	$1,402	$1,298	$82	$78	$309	$351	$314	$144	$(249)	$(209)	$1,858	$1,662
Other income	732	688	476	516	166	153	114	498	42	27	1,530	1,882
Total revenue	2,134	1,986	558	594	475	504	428	642	(207)	(182)	3,388	3,544
Provision for (reversal of) credit losses	191	143	-	-	46	35	10	12	(15)	(18)	232	172
Non-interest expenses	1,095	1,033	387	393	294	384	291	329	139	158	2,206	2,297
Income (loss) before provision for (benefit of) income taxes	848	810	171	201	135	85	127	301	(331)	(322)	950	1,075
Provision for (benefit of) income taxes	266	270	56	67	35	31	34	84	(231)	(218)	160	234
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	31	-	-	9	(4)	9	27
Equity in net income of an associated company, net of income taxes	-	-	67	63	-	-	-	-	4	2	71	65
Net income (loss)	$582	$540	$182	$197	$100	$23	$93	$217	$(105)	$(98)	$852	$879
Total assets (billions of Canadian dollars)
- balance sheet	$159.9	$140.7	$15.6	$14.8	$120.7	$47.9	$186.5	$157.5	$20.9	$35.8	$503.6	$396.7
- securitized	42.0	48.0	-	-	-	-	3.0	-	(15.0)	(16.5)	30.0	31.5

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking		Wealth Management		U.S. Personal and Commercial Banking[1]		Wholesale Banking[2]		Corporate[2]		Total
	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30	April 30
For the six months ended	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Net interest income	$2,816	$2,605	$170	$155	$621	$692	$506	$347	$(467)	$(466)	$3,646	$3,333
Other income	1,465	1,391	958	990	306	298	530	930	87	107	3,346	3,716
Total revenue	4,281	3,996	1,128	1,145	927	990	1,036	1,277	(380)	(359)	6,992	7,049
Provision for (reversal of) credit losses	363	281	-	-	72	52	66	36	(14)	(34)	487	335
Non-interest expenses	2,191	2,092	766	757	532	683	612	661	333	325	4,434	4,518
Income (loss) before provision for (benefit of) income taxes	1,727	1,623	362	388	323	255	358	580	(699)	(650)	2,071	2,196
Provision for (benefit of) income taxes	547	539	119	132	96	86	102	166	(469)	(471)	395	452
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	82	-	-	17	(8)	17	74
Equity in net income of an associated company, net of income taxes	-	-	155	127	-	-	-	-	8	3	163	130
Net income (loss)	$1,180	$1,084	$398	$383	$227	$87	$256	$414	$(239)	$(168)	$1,822	$1,800

1 Commencing May 1, 2007, the results of TD Bank USA, N.A.  (previously reported in the Corporate segment for the period from the second quarter 2006 to the second quarter 2007 and in Wealth Management segment prior to the second quarter of 2006) are included in the U.S. Personal and Commercial Banking segment prospectively. Prior periods have not been restated as the impact is not material.
2 The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 45

Note 16: DERIVATIVES

Hedge accounting results were as follows:

Hedge Accounting Results
	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
(millions of Canadian dollars)	2008	2007	2008	2007
Fair value hedges
Gain (loss) arising from hedge ineffectiveness	$1.7	$(0.2)	$8.6	$(0.6)
Cash flow hedges
Gain arising from hedge ineffectiveness	$1.7	$3.0	$1.4	$3.5

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the Consolidated Statement of Income and are not significant for the three and six months ended April 30, 2008.
During the three and six months ended April 30, 2008, there were no firm commitments that no longer qualified as hedges.
Over the next twelve months, the Bank expects approximately $200 million in net gains reported in other comprehensive income as at April 30, 2008 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows from anticipated transactions is 18 years. During the three and six months ended April 30, 2008, there were no forecasted transactions that failed to occur.

Note 17: CONTINGENCIES

The two principal legal actions regarding Enron to which the Bank is a party are the securities class action and the bankruptcy proceeding. In 2006, the Bank settled the bankruptcy court claims in this matter for approximately $145 million (US$130 million). As at April 30, 2008, the total contingent litigation reserve for Enron-related claims was approximately $416 million (US$413 million).
The Bank and its subsidiaries are involved in various other legal actions in the ordinary course of business, many of which are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Note 18: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the risk management section, included on pages 21 to 27 of the MD&A, relating to credit, market and liquidity risks are an integral part of the Interim Consolidated Financial Statements.

Note 19: RELATED-PARTY TRANSACTIONS

During the three months ended January 31, 2008, the Bank purchased certain securities with a notional value of approximately $300 million at par from a fund that is managed by the Bank. The Bank immediately recognized a securities loss of $45 million that was recorded in the Wholesale Banking segment.

Note 20: ACQUISITIONS AND DISPOSITIONS

Commerce Bancorp, Inc.
On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce Bancorp, Inc. (Commerce) for total consideration of $8,508 million, paid in cash and common shares in the amount of $2,167 million and $6,147 million, respectively. Each share of Commerce was exchanged for 0.4142 of a Bank common share and US$10.50 in cash, resulting in the issuance of 83.3 million common shares of the Bank. The value of the 83.3 million common shares was determined based on the average market price of the Bank’s common shares over the 2 day period before and after the terms of the acquisition were agreed to and announced. The acquisition was accounted for by the purchase method. The purchase price allocation is subject to finalization. The fiscal periods of the Bank and Commerce are not co-terminus. Because the transaction closed on March 31, 2008, due to the one month lag, the results of Commerce for the period from March 31, 2008 to April 30, 2008 have not been consolidated with the Bank’s results for the quarter ended April 30, 2008. In the future, Commerce’s results for each calendar quarter will be consolidated with the Bank’s results for the fiscal quarter. Commerce, together with TD Banknorth, is referred to as “TD Commerce Bank” in these Interim Consolidated Financial Statements and reported in the U.S. Personal and Commercial Banking segment.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 46

The following table presents the estimated fair values of the assets and liabilities of Commerce as of the date of acquisition.

Fair value of assets acquired
(millions of Canadian dollars)
Cash and cash equivalents	$408
Securities	25,167
Loans	18,034
Intangibles
Core deposit intangibles	1,504
Other identifiable intangibles	378
Land, buildings and equipment	1,898
Future income tax assets	329
Other assets	3,276
50,994
Less: liabilities assumed
Deposits	47,271
Obligations related to securities sold under repurchase agreements	105
Accrued restructuring costs	149
Other liabilities	1,075
48,600
Fair value of identifiable net assets acquired	2,394
Goodwill	6,114
Total purchase consideration	$8,508

Goodwill and indefinite life intangibles arising from the acquisition are not amortized but assessed for impairment on a periodic basis. Finite life intangible assets are amortized on an economic life basis over 4 to 15 years, based on the estimated useful lives.

TD BANK FINANCIAL GROUP ● SECOND QUARTER 2008 REPORT TO SHAREHOLDERS	Page 47

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services
For shareholder inquiries relating to missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes or the dividend reinvestment program, please contact our transfer agent: CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, 1-800-387-0825 or 416-643-5500 (www.cibcmellon.com or inquiries@cibcmellon.com).

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.

Internet website: www.td.com
Internet e-mail: customer.service@td.com

Designation of Eligible Dividends
The Toronto-Dominion Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending July 31, 2008 and all future dividends will be eligible dividends unless indicated otherwise.

General Information
Contact Corporate & Public Affairs:
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

On-line Investor Presentation: Full quarterly report and a presentation to investors and analysts (available on May 28, 2008) are accessible on the TD Bank Financial Group website, www.td.com/investor/index.jsp.

Quarterly Earnings Conference Call: a replay of the teleconference is available from May 28, 2008 to June 28, 2008.
Please call 1-877-289-8525 toll free, in Toronto (416) 640-1917, passcode 21270577  (pound key).

Webcast of Call: A live audio and video internet webcast of TD Bank Financial Group’s quarterly earnings conference call with investors and analysts is scheduled on May 28, 2008 at 3:30 p.m. ET. The call is webcast via the TD Bank Financial Group website at www.td.com/investor. In addition, recordings of the presentations are archived on TD’s website and will be available for replay for a period of approximately one month.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$503.6 billion in assets as of April 30, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information contact:
Colleen Johnston, Group Head Finance and Chief Financial Officer, (416) 308-9030;
Tim Thompson, Senior Vice President, Investor Relations, (416) 308-9030;
or Simon Townsend, Senior Manager, Corporate Communications, (416) 944-7161